02045877

FORM 6-K

SECURITI
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June, 2002

PIONEER CORPORATION
(Translation of registrant's name into English)

4-1, MEGURO 1-CHOME, MEGURO-KU, TOKYO 153-8654, JAPAN
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ...X... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ...X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ....

(Summarized Translation)

Convocation Notice of the 56th Ordinary General Meeting of Shareholders

PIONEER CORPORATION

TOKYO, JAPAN

Notes:

1. This is a summarized translation of the original convocation notice written in the Japanese language.
2. The financial statements included in this convocation notice are prepared only on a parent company basis in accordance with Japanese financial practices. They should not be confused with consolidated results.

May 24, 2002

To Shareholders:

Convocation Notice of the 56th Ordinary General Meeting of Shareholders

Notice is hereby given that the 56th Ordinary General Meeting of Shareholders of the Company will be held as described hereunder and your attendance is cordially requested.

In case you are unable to attend the meeting in person, you are entitled to vote in writing. In this regard, we cordially request that you study the reference document annexed hereto, and indicate your approval or disapproval of the proposal on the enclosed voting directive form, impress your seal thereon, and return it to us no later than June 26, 2002, Japan time.

If you attend the meeting in person, please submit the enclosed voting directive form at the reception desk of the meeting.

Very truly yours,

Kaneo Ito
President and Representative Director
Pioneer Corporation
4-1, Meguro 1-chome, Meguro-ku, Tokyo

Description

1. Date and time: 10:00 a.m. on Thursday, June 27, 2002, Japan time

2. Place: MEGURO GAJOEN
8-1, Shimomeguro 1-chome, Meguro-ku, Tokyo

3. Matters constituting the object of the meeting:

Matters to be reported on:
Reports on the Business Report, Balance Sheet and Statement of Income for the 56th Accounting Period (from April 1, 2001 to March 31, 2002)

Matters to be acted upon:

Agenda Item No. 1. Approval of Proposal of Appropriation of Unappropriated Retained Earnings for the 56th Accounting Period

Agenda Item No. 2. Amendment to a Portion of the Articles of Incorporation (For the substance of the agenda, see "REFERENCE DOCUMENT FOR THE EXERCISE OF THE VOTING RIGHT" on pages 23 to 30.)

Agenda Item No. 3. Purchases by the Company of Its Own Shares (For the substance of the agenda, see "REFERENCE DOCUMENT FOR THE EXERCISE OF THE VOTING RIGHT" on page 31.)

Agenda Item No. 4. Election of Five (5) Directors

Agenda Item No. 5. Presentation of Retirement Allowance to Retiring Directors

Agenda Item No. 6. Issue of Share Acquisition Rights on Terms Specifically Favorable to Persons Other than Shareholders (For the substance of the agenda, see "REFERENCE DOCUMENT FOR THE EXERCISE OF THE VOTING RIGHT" on pages 34 to 35.)

# # #

ATTACHED DOCUMENT TO THE CONVOCATION NOTICE OF THE GENERAL MEETING OF SHAREHOLDERS

BUSINESS REPORT (From April 1, 2001 to March 31, 2002)

1. OUTLINE OF BUSINESS OPERATIONS

(1) Principal Substance of Business

The Company engages primarily in the manufacture and sales of audio/video products and car electronics products, and all businesses incidental and related to the businesses mentioned above.

The following table sets forth the principal products of the Company and the ratio of product group sales to total sales:

Product Group	Principal Products in the Group	Ratio of Product Group Sales to Total Sales	
		56th Accounting Period	55th Accounting Period
Audio/Video Products	Stereo systems, individual stereo components, DVD players, DVD recorders, laser disc players, online karaoke systems, plasma displays and projection TVs	33.6%	34.3%
Car Electronics Products	Car audio products and car navigation systems	47.2%	47.7%
Others	Equipment for cable-TV systems, DVD-ROM drives and DVD-R/RW drives	19.2%	18.0%

(2) Process and Result of Business Operations and Problems with Which the Company Is Required to Cope

(a) Process and Result of Business Operations:

	56th Accounting Period	55th Accounting Period	% Change 56th/55th
Domestic Sales	167,654 million yen	156,154 million yen	107.4%
Export Sales	253,754 million yen	242,401 million yen	104.7%
Total Sales	421,409 million yen	398,556 million yen	105.7%

During the 56th annual accounting period, ended March 31, 2002, sales in Japan increased over the previous year. This was due to a strong sales performance of Pioneer's strategic products, including DVD recorders, DVD-R/RW drives for personal computers (PCs), plasma displays, and car navigation systems, which offset a decrease in sales of compact stereo systems. Export sales were also higher than the year before. This rise stems from the depreciation of the yen against the U.S. dollar and the euro, as well as brisk worldwide sales of DVD-R/RW drives for PCs and

DVD home theater systems to North America and Europe. As a result, net sales for the period under review came to 421,409 million yen, an increase of 5.7% over the previous year. Exports accounted for 60.2% of total sales as compared with 60.8% during the previous year.

Operating income came to 7,884 million yen compared with an income of 2,944 million yen during the previous year, thanks to an improved gross profit margin, although selling, general and administrative expenses increased. Ordinary income amounted to 10,294 million yen compared with an income of 5,550 million yen the previous year. As a result, net income increased to 3,190 million yen from 1,730 million yen the previous year, in spite of losses in investment in stocks as a result of a significant drop in market value as well as expenses incurred in connection with withdrawal from certain businesses facing unfavorable prospects.

The results for the period under review by each product group are given below:

Audio/Video Products

	56th Accounting Period	55th Accounting Period	% Change 56th/55th
Domestic Sales	46,152 million yen	47,361 million yen	97.4%
Export Sales	95,545 million yen	89,317 million yen	107.0%
Total Sales	141,697 million yen	136,679 million yen	103.7%

In Japan, new plasma display models for home use recorded excellent sales and DVD recorder sales also expanded, while compact stereo systems sales experienced a sharp decline, leading to a 2.6% decrease in domestic sales compared with the previous year.

Export sales expanded 7.0% from the year before, due to strong sales of DVD home theater systems to North America and Europe and a rise in sales of plasma displays for home use worldwide. However, sales of DVD players to North America were sluggish because of intensified competition.

Car Electronics Products

	56th Accounting Period	55th Accounting Period	% Change 56th/55th
Domestic Sales	95,533 million yen	89,365 million yen	106.9%
Export Sales	103,206 million yen	100,760 million yen	102.4%
Total Sales	198,740 million yen	190,125 million yen	104.5%

In Japan, sales of car electronics products grew 6.9% over the previous year, thanks to robust sales of car navigation systems, both hard disk drive (HDD) and DVD types, in the consumer market. Sales of car audio products to car manufacturers, however, decreased.

Export sales increased 2.4% because of expanded sales of car CD players to North America in addition to good sales of car audio products incorporating a radio tuner for digital satellite broadcasting that started in the United States last year. However, sales of car audio products mainly to Central and South American markets decreased.

Others

	56th Accounting Period	55th Accounting Period	% Change 56th/55th
Domestic Sales	25,968 million yen	19,427 million yen	133.7%
Export Sales	55,002 million yen	52,323 million yen	105.1%
Total Sales	80,971 million yen	71,751 million yen	112.8%

In Japan, sales of this group expanded 33.7% over the previous year, bolstered by strong sales of DVD-R/RW drives to PC makers despite decreased sales of cellular phones.

Export sales increased 5.1%, thanks to excellent sales of DVD-R/RW drives worldwide, despite a decrease in sales of digital cable-TV set-top boxes to North America.

Research and Development

The current focus of the Company's research and development is laser optical recording/playback, flat-panel displays, digital signal processing, information/communications, and core LSIs. Listed below are the major results and activities during the period under review.

- The Company has made progress on a larger-capacity optical disc using blue-violet laser for over 2-hour digital high-definition video recording. During this accounting period, the Company developed a prototype for a 5-inch (12 cm)-diameter (CD- and DVD-sized) phase-change optical disc system capable of storing 23.3 gigabytes (GB) of data on a single-sided disc for recording and playback. This debuted and attracted considerable attention at CEATEC (Combined Exhibition of Advanced Technologies) JAPAN in Tokyo in October 2001, and at the Consumer Electronics Show in Las Vegas in January 2002. The Company also developed the world's first system using read-only discs that hold up to 25 GB on one side, or 50 GB on one dual-layered side. The Company publicized this breakthrough at international conferences such as ODS (Optical Data Storage) 2001 and ISOM (International Symposium on Optical Memory) 2001. In February 2002, a consortium of nine companies, including Pioneer, jointly announced establishment of a unified disc format, based on the Company's technologies mentioned above and other consortium members' technologies. This development aims to promote the next-generation large-capacity rewritable optical disc format called "Blu-ray Disc": a versatile new higher-density 5-inch (12 cm)-diameter disc for 23.3-, 25- or 27-GB recording, rewriting and playback on one side using blue-violet laser.

- The Company's ongoing ultra-thin display development bore fruit in the form of a new film-type OEL dot-matrix display capable of moving pictures. This new type of OEL display employs a plastic bendable thin-film substrate that can wrap around contours and be used in ways that rigid displays cannot match. The Company will continue developing use of the display for contemporary equipment such as mobile phones and personal digital assistants (PDAs), as well as for innovations to come, such as wearable computers. The Company introduced this technology at Media Fashion 2001, a show fusing fashion and information gear in Japan in May 2001, and at ICEL-3 (The Third International Conference on Electroluminescence) in the United States in September 2001—events that succeeded in boosting the innovation's reputation.

- After sustained effort, the Company developed a network control system with IEEE 1394 digital interface capability for simple total control of IEEE 1394-capable home audio/video (AV) equipment. The system has a network controller with a large touch-panel display for easy playing and recording of TV, music or movies. Viewers watching TV or a DVD movie can also simultaneously browse internet-based information related to what they're viewing. Exhibited at CEATEC JAPAN in 2001, this network control system attracted high praise for its potential to make network-enabled AV systems more fun, informative and user-friendly.

(b) Problems with Which the Company is Required to Cope:

During the 56th accounting period, we continued to face slow economies in such major markets as Japan, North America and Europe, as well as intensified price competition in markets for the Company's major products. To cope with the situation, Pioneer is focusing its resources on strategic businesses such as DVD, plasma displays, and car electronics products.

In our DVD business, we are shifting the emphasis from price-competitive DVD players and DVD-ROM drives to higher value-added DVD recorders and DVD-R/RW drives for PCs. Last fall, we introduced a DVD recorder to overseas markets. We also plan to ramp up our DVD-R/RW drive business, in anticipation of big near-term developments in the overall market. As we mass produce more DVD-R/RW drives, we will be able to reduce our production costs for the drives and DVD recorders with which they share parts.

Regarding the plasma display business, our addition of a new production line in 2001 gives us the capacity to produce up to 150,000 units a year. We have launched new 50- and 43-inch models of high-definition displays since 2001. We continue monitoring the market, so that, if needed, we may add another production line. Meanwhile, we will continue our effort to reduce costs by cutting the number of parts and to develop new panels that enhance the quality of Pioneer plasma displays.

In our car electronics business, we continue to expand aggressively upon our leading position in the market. For example, in the field of car navigation, we launched in 2001 HDD models and affordable, easy-to-operate DVD models that earned excellent reputations. As we keep introducing innovative car electronics products, we will continue to distinguish our products from our competitors'.

To lower our costs, we are establishing a global system that reviews and optimizes our overall production. In China, we built two new plants and started production in 2001. We continue expanding parts procurement, designing products, and increasing the proportion of our production in China. Additionally, we plan to introduce new inventory and production control systems to reduce inventories of the whole Pioneer group.

In July 2001, we introduced our brand slogan of *sound.vision.soul* to markets worldwide in order to strengthen Pioneer's brand image. We selected plasma displays, DVD recorders and car navigation systems as strategic products in its efforts to raise the Pioneer brand profile, and are focusing advertising expenditures on these products. Also, we continue expanding markets for DVD recorders, enhancing recognition of the Pioneer brand in the plasma display market, and raising business worldwide for our car navigation systems.

Looking ahead, our main objectives are to guide our businesses in the right direction, and secure profits as best we can. To meet these challenges, we will execute our plans with determination. We appreciate the support that shareholders have always given us, and look forward to more of it. And we will keep doing everything in our power to improve shareholder value.

(3) Conditions of Investment in Plant and Equipment

The total amount of investment in plant and equipment during the period under review was 6,290 million yen, the principal of which was invested in facilities for research and development, as well as for production, and in molds for production.

(4) Conditions of Raising Funds

The funds required for the above-mentioned investments as well as working capital were all provided by the Company's own funds.

On August 27, 2001, the Company issued in Japan fifth series unsecured bonds with warrants to subscribe for shares of the Company, with the amounts of 1,350 million yen (maturity date: August 27, 2004), to grant such warrants to the directors, executive officers and a number of employees of the Company, and to a number of directors/officers of some of its subsidiaries.

(5) Result of Business Operations and Movement of Financial Standings

(In millions of yen except per share information)

	Year Ended March 31			
	1999	2000	2001	**2002**
	53rd Accounting Period	54th Accounting Period	55th Accounting Period	**56th Accounting Period**
Sales	339,734	372,039	398,556	**421,409**
Ordinary income	1,771	434	5,550	**10,294**
Net income (loss)	(717)	1,147	1,730	**3,190**
Net income (loss) per share	(3.99)	6.38	9.62	**17.72**
Total assets	379,903	401,473	377,259	**388,740**
Total shareholders' equity	264,044	278,304	282,688	**280,886**
Total shareholders' equity per share	1,470.40	1,549.68	1,571.41	**1,559.96**

Notes: 1. As for the 53rd accounting period, ordinary income dropped. This decline was due mainly to the rise of selling, general and administrative expenses caused by a write-down of slow-moving inventories along with decreased sales, although gross profit margin improved. Net loss was attributable to an extraordinary loss due to the withdrawal from businesses facing difficulties. As for the 54th accounting period, despite an increase in net sales, ordinary income dropped due mainly to a worsening gross profit margin and an increase in selling, general and administrative expenses. Net income made an upturn thanks to an increase in extraordinary gain by selling subsidiary stock in connection with the initial public offering of a subsidiary of the Company, although expenses for business reorganization programs were posted. As for the 55th accounting period, ordinary income increased largely, thanks to a rise of sales and a significant reduction in selling, general and administrative expenses, although the gross profit margin worsened. Net income increased, in spite of losses on write-down of subsidiary stock and on business reorganization. The business results for this 56th accounting period are as described under the caption "1. OUTLINE OF BUSINESS OPERATIONS - (2) Process and Result of Business Operations and Problems with Which the Company Is Required to Cope" in this report.

2. Except per share information, all amounts less than one million yen are disregarded.
3. Per share amounts of net income (loss) are based on the weighted average number of shares of common stock outstanding during each period. Per share amounts of total shareholders' equity are based on the number of shares of common stock issued and outstanding at the end of each period. From the 56th accounting period, however, the treasury stock is deducted from the weighted average number of shares of common stock outstanding during the period and from the number of shares of common stock issued and outstanding at the end of the period. All per share amounts less than the second decimal place are disregarded.

2. OUTLINE OF THE COMPANY (as of March 31, 2002)

(1) Conditions of Shares

(a) Number of Shares the Company May Issue: 400,000,000 shares

(b) Number of Shares Issued and Outstanding: 180,063,836 shares (an increase of 169,466 shares from the previous period's end)

Note: This increase was due to exercise of the share subscription rights represented by the Warrants with which Bonds were issued.

(c) Number of Shareholders of Common Stock: 20,847 shareholders (an increase of 9,522 from the previous period's end)

(d) Distribution of Share-ownership:

	Number of Shareholders	Number of Shares Held	Percentage of Shareholdings to Total Issued Shares
Financial institutions	127	98,228 thousand	54.55%
Securities companies	45	1,804	1.00
Other Japanese business corporations	312	5,605	3.11
Foreign corporations and individuals	452	49,758	27.64
Japanese individuals and others	19,911	24,667	13.70
Total	20,847	180,063 thousand	100.00%

Note: All numbers of shares less than one thousand are disregarded.

(e) Top Ten Largest Shareholders:

Name of Shareholder	Number of Shares Held	*1	*2	*3
Japan Trustee Services Bank, Ltd. (Trust Account)	15,858 thousand	8.80%	—	—
UFJ Trust Bank Limited (Trust Account A)	8,233	4.57	—	—
The Fuji Bank, Limited	7,955	4.41	—	—
The Bank of Tokyo-Mitsubishi, Ltd.	7,954	4.41	—	—
The Mitsubishi Trust and Banking Corporation (Trust Account)	7,068	3.92	—	—
The Sumitomo Mitsui Banking Corporation	5,589	3.10	1,190 thousand	0.02%
The Chase Manhattan Bank, N.A. London	4,524	2.51	—	—
UFJ Bank Limited	3,836	2.13	—	—
Mitsui Asset Trust and Banking Company, Limited (Mutual Fund Trustee)	3,299	1.83	—	—
UFJ Trust Bank Limited	3,175	1.76	—	—

Notes:
1. *1 indicates percentage of shareholdings to the Company's total issued shares.
2. *2 indicates the Company's contribution to the shareholders.
3. *3 indicates percentage of the Company's shareholdings to the shareholders' total issued shares.
4. All numbers of shares less than one thousand are disregarded.
5. All percentage figures less than the second decimal place are disregarded.
6. As of March 31, 2002, the Company holds 1,473 shares of Mizuho Holdings, Inc. ("MH") (0.01% of the Company's shareholdings to MH's total issued shares), which is a holding company of The Fuji Bank, Limited. Effective on April 1, 2002, The Fuji Bank, Limited, The Dai-Ichi Kangyo Bank, Limited, and The Industrial Bank of Japan, Limited were consolidated and reorganized into Mizuho Bank, Ltd. and Mizuho Corporate Bank, Ltd.
7. As of March 31, 2002, the Company holds 2,744 shares of Mitsubishi Tokyo Financial Group, Inc. ("MTFG") (0.04% of the Company's shareholdings to MTFG's total issued shares), which is a holding company of The Bank of Tokyo-Mitsubishi, Ltd.
8. As of March 31, 2002, the Company holds 834 shares of UFJ Holdings, Inc. ("UFJH") (0.01% of the Company's shareholdings to UFJH's total issued shares), which is a holding company of UFJ Bank Limited and UFJ Trust Bank Limited.

(2) Conditions of the Company's Own Shares

(a) The Company's Own Shares Purchased for the Period Under Review

Purchase of shares constituting less than one full unit

Number of shares of common stock:	41,707 shares
Aggregate amount of purchase price:	150,273 thousand yen

(b) The Company's Own Shares Sold for the Period Under Review

Number of shares of common stock:	40,000 shares
Aggregate amount of sale price:	147,455 thousand yen

(c) Treasury Stock at the End of the 56th Accounting Period

Number of shares of common stock: 4,272 shares

(3) Conditions of Employees

Number of Employees	Change from the Previous Period's End	Average Age	Average Years of Service
5,088	Decrease of 57	38.5 years	15.9 years

Notes: 1. Number of employees does not include employees on loan to other companies and temporary workers.
2. For information of average age and average years of service, all figures less than the first decimal place are disregarded.

(4) Principal Places of Business

(a) Head Office: 4-1, Meguro 1-chome, Meguro-ku, Tokyo, Japan

(b) Sales Offices:

The Company has 61 sales offices in Japan to conduct sales activities of its products.

The following table sets forth the regional distribution of such offices:

Region	Number of Offices
Hokkaido	Sapporo Sales Office and two other sales offices
Tohoku	Sendai Sales Office and three other sales offices
Kanto	Tokyo Chuo Sales Office and 23 other sales offices
Chubu	Nagoya Sales Office and 13 other sales offices
Kinki	Osaka Sales Office and four other sales offices
Chugoku	Hiroshima Sales Office and three other sales offices
Shikoku	Takamatsu Sales Office and another sales office
Kyushu	Fukuoka Sales Office and four other sales offices

(c) Plants:

Ohmori Plant	(Ohta, Tokyo)
Tokorozawa Plant	(Tokorozawa, Saitama)
Kawagoe Plant	(Kawagoe, Saitama)

(d) Research and Development Facilities:

Corporate Research and Development Laboratory	(Tsurugashima, Saitama)
AV and Recording Development Center	(Tokorozawa, Saitama)
Information and Communication Development Center	(Ohta, Tokyo)
Optical Technology Center	(Nakakoma, Yamanashi)

Note: On April 1, 2002, the Company established PDP Development Center (Nakakomo, Yamanashi).

(5) Present State of the Company's Group

(a) Status of the Company's Major Subsidiaries:

Name	Location	Capital	*1	Principal Business
Tohoku Pioneer Corporation	Tendo, Yamagata	10,800 million yen	67.0% (3.7%)	Manufacture of car electronics products
Pioneer Video Corporation	Nakakoma, Yamanashi	7,900 million yen	100.0%	Manufacture and distribution of optical discs, ICs and LSIs
Shizuoka Pioneer Corporation	Fukuroi, Shizuoka	5,000 million yen	100.0%	Manufacture of displays
Pioneer LDC, Inc.	Shibuya, Tokyo	3,600 million yen	100.0%	Planning, production and distribution of AV software
Pioneer Communications Corporation	Tokorozawa, Saitama	600 million yen	100.0%	Manufacture and distribution of telephone-related equipment
Pioneer North America, Inc.	California, U.S.A.	$474,631 thousand	100.0%	Coordination of the activities of the Company's North American local subsidiaries and affiliates
Pioneer Europe NV	Melsele, Belgium	34,116 thousand euro	100.0% (27.3%)	Coordination of the activities of the Company's European local subsidiaries and affiliates, and distribution of the Company's products
Pioneer Electronics Asiacentre Pte. Ltd.	Singapore	S.$45,476 thousand	100.0%	Coordination of the activities of the Company's Asian local subsidiaries and affiliates, and manufacture and distribution of the Company's products

Name	Location	Capital	*1	Principal Business
Pioneer China Holding Co., Ltd.	Shanghai, China	439,070 thousand yuan	100.0%	Coordination of the activities of the Company's Chinese local subsidiaries and affiliates

Notes: 1. *1 indicates percentage of the Company's contribution, directly or indirectly, to the subsidiaries. The figures in parentheses indicate the indirect portion of such contribution.
2. In addition, there is Discovision Associates located in California, U.S.A. whose principal business is licensing of worldwide patents relating to laser optical technologies, which is important but is not listed in the table above, because it is a partnership under the laws and regulations of the U.S.A.
3. All capital amounts less than a unit are disregarded.

(b) New Development in the Company's Group:

There is nothing particular to report hereunder.

(c) Business Performance of the Company's Group:

The number of consolidated subsidiaries was 150, and the Company's investments in five affiliated companies were accounted for on an equity basis. The Company's consolidated financial statements are prepared in conformity with accounting principles generally accepted in the U.S.A.

During the 56th annual accounting period, ended March 31, 2002, consolidated operating revenue — the sum of net sales and royalty revenue — was the highest ever, at 668,899 million yen, up 3.4% from last year. During the period under review, the average value of the yen was 11.6% lower against the U.S. dollar, and 9.2% lower against the euro, compared to the previous fiscal year.

Electronics Business sales increased 3.6% over the previous year, amounting to 607,475 million yen.

Audio/Video (AV) Products sales were up 2.4% to 195,718 million yen. In Japan, sales increased 1.2% to 51,177 million yen, thanks to a large increase in the sale of plasma displays for home use and a rise in sales of DVD recorders, and despite a large decrease in compact stereo system sales. Overseas, sales increased by 2.8% to 144,541 million yen reflecting the yen's depreciation and encouraging sales of plasma displays for home use and DVD home theater systems in North America and Europe.

Car Electronics Products sales grew 6.7% to 261,211 million yen. In Japan, sales increased 6.9% to 96,115 million yen, although car audio product sales to automobile manufacturers fell. The increase is attributed to successful consumer market sales of two types of car navigation systems, advanced hard disk drive (HDD) models, and affordable, easy-to-operate DVD models. Overseas, sales also increased 6.5% to 165,096 million yen, despite a sales drop in Europe due to intensified competition. This increase comes from the yen's depreciation and the sales rise in North America, especially of car audio products incorporating a radio tuner for digital satellite broadcasting that started in the United States last year.

Others sales were almost the same as for last year at 150,546 million yen. In Japan, sales increased 1.2% to 63,570 million yen as sales of DVD-R/RW drives to personal computer (PC) makers increased, although sales of cellular phones declined. Overseas, sales were almost the same as for last year at 86,976 million yen, reflecting the yen's depreciation and a large increase in sales of DVD-R/RW drives to PC makers, offsetting falling sales of digital cable-TV set-top boxes in North America, and speaker devices for cellular phones overseas.

AV Software Business sales increased 9.8% from last year to 43,836 million yen. Sales in Japan rose by 14.0% to 31,560 million yen thanks to increased DVD software sales, while overseas sales were almost the same as for last year at 12,276 million yen. In North America, DVD software sales advanced, but animation videocassette sales dropped.

Royalty revenue from **Patent Licensing** decreased 14.3% to 17,588 million yen, compared to that of last year. This is attributable to a reduction in royalty revenue from digital playback/recording products such as CD-ROM and CD-R drives, as PC market sales slumped.

Operating income decreased 37.1% from the previous year to 21,281 million yen. This is mainly attributable to a decline of profit from patent-related business due to decreased royalty revenue, increased selling expense as a result of vigorous advertising and sales promotion activities, and expenses incurred in connection with restructuring of some production sites and withdrawal from certain businesses facing unfavorable prospects. Consolidated net income came to 8,047 million yen, down 56.0% from 18,298 million yen posted last year. In addition to the decline of operating income, losses in investment in stocks as a result of a significant drop in market value accounted for the decrease. An absence of gains on sale of investment and real property, such as those realized last fiscal year, was another reason for the decreased net income.

(d) Major Licensors:

The major licensors to the Company are as follows:
Dolby Laboratories Licensing Corporation, U.S.A.
Koninklijke Philips Electronics N.V., The Netherlands
Thomson Licensing S.A., France
MPEG LA, L.L.C., U.S.A.

(6) Major Lenders

Lender	Amount	Number of the Company's Shares Held by the Lender
Pioneer Electronics Capital Inc.	5,892 million yen	—

Note: Pioneer Electronics Capital Inc., an indirectly-owned U.S. subsidiary of the Company, is in charge of finance activities for the Company's Group.

(7) Directors, Corporate Auditors and Executive Officers

(a) Directors and Corporate Auditors

Position in the Company	Name	Proper or Principal Occupation
*Chairman	Kanya Matsumoto	
*President	Kaneo Ito	
*Executive Vice President	Yoshimichi Inada	In charge of technologies, production, and quality control in general; and in charge of Components Business Division, Procurement Center, and Strategic IT Division
*Senior Managing Director	Katsuhiro Abe	In charge of administration and export management in general; and General Manager of Corporate Planning Division
Managing Director	Takashi Kobayashi	In charge of Corporate Communications Division, Customer Satisfaction Planning and Coordination Division, Intellectual Property Division, Division of Environmental Preservation, and Business Development Division
Managing Director	Shoichi Yamada	President of Mobile Entertainment Company
Managing Director	Akira Niijima	President of Home Entertainment Company
Director	Hiroshi Aiba	General Manager of External Relations Division
Director	Tadahiro Yamaguchi	Executive Vice President of Home Entertainment Company (in charge of technologies, production, and quality control)
Director	Shinji Yasuda	President of Pioneer China Holding Co., Ltd.
Director	Toshihisa Koga	Executive Vice President of Mobile Entertainment Company
Director	Satoshi Matsumoto	General Manager of Division of Environmental Preservation

Position in the Company	Name	Proper or Principal Occupation
Corporate Auditor (full time)	Makoto Koshiba	
Corporate Auditor	Makito Baba	
Corporate Auditor	Masanori Iijima	Attorney at Law
Corporate Auditor	Terumichi Tsuchida	Advisor of Meiji Life Insurance Company

Notes: 1. * indicates a Representative Director.
2. Mr. Hiroshi Kuribayashi retired from the office of Director, and Mr. Masaru Inagaki retired from the office of Corporate Auditor, at the conclusion of the 55th Ordinary General Meeting of Shareholders held on June 28, 2001.

(b) Executive Officers

Position in the Company	Name	Proper or Principal Occupation
Senior Executive Officer	Kazunori Yamamoto	President of Pioneer North America, Inc.
Senior Executive Officer	Shungo Minato	Chairman and Managing Director of Pioneer Europe NV
Senior Executive Officer	Koichi Shimizu	Managing Director of Pioneer Electronics Asiacentre Pte. Ltd.
Senior Executive Officer	Masaru Saotome	Executive Vice President of Home Entertainment Company (in charge of sales and marketing)
Executive Officer	Haruhiko Tanaka	Assistant to Executive Vice President; in charge of Production Planning
Executive Officer	Tamihiko Sudo	Executive Vice President of Mobile Entertainment Company
Executive Officer	Hajime Ishizuka	General Manager of Components Division; and in charge of International Business Division
Executive Officer	Seiichiro Kurihara	General Manager of Intellectual Property Division
Executive Officer	Koki Aizawa	Deputy General Manager of Research and Development Group and General Manager of Corporate Research and Development Laboratories

Position in the Company	Name	Proper or Principal Occupation
Executive Officer	Toshihiko Norizuki	General Manager of Business Systems Division and Plant Manager of Ohmori Plant
Executive Officer	Buntarou Nishikawa	General Manager of Domestic Sales Division of Mobile Entertainment Company
Executive Officer	Osamu Takada	General Manager of Personnel Division
Executive Officer	Masao Kawabata	General Manager of Corporate Communications Division
Executive Officer	Sumitaka Matsumura	Deputy General Manager of Research and Development Group and General Manager of AV and Network Development Center
Executive Officer	Yoshio Taniyama	General Manager of Finance Division
Executive Officer	Hideki Okayasu	General Manager of Accounting Division

Note:
1. On June 28, 2001, Messrs. Kazunori Yamamoto, Shungo Minato, Koichi Shimizu and Masaru Saotome were elected and assumed the offices of Senior Executive Officers, who were theretofore Executive Officers; and Messrs. Seiichiro Kurihara, Koki Aizawa, Toshihiko Norizuki, Buntarou Nishikawa, Osamu Takada, Masao Kawabata, Sumitaka Matsumura, Yoshio Taniyama and Hideki Okayasu were newly elected and assumed the offices of Executive Officers.
2. On April 16, 2002, the proper and principal occupation of Mr. Haruhiko Tanaka was changed to "Senior Managing Director of Towada Electronic Corporation."

3. MATERIAL FACTS IN RELATION TO THE BUSINESS CONDITIONS OF THE COMPANY HAVING OCCURRED AFTER THE TERM FOR SETTLEMENT OF ACCOUNTS

There is nothing particular to report hereunder.

4. OTHER IMPORTANT MATTERS CONCERNING BUSINESS CONDITIONS OF THE COMPANY

There is nothing particular to report hereunder.

STATEMENT OF INCOME (from April 1, 2001 to March 31, 2002)

(In millions of yen)

ORDINARY INCOME AND LOSS

Operating income and loss:	
Operating revenue -	
Sales	421,409
Operating expenses -	
Cost of sales	330,612
Selling, general and administrative expenses	82,911
Operating income	7,884
Non-operating income and expenses:	
Non-operating income -	
Interest and dividend income	4,087
Others	251
	4,338
Non-operating expenses -	
Interest expense	134
Interest on bonds	661
Bond issue expense	9
Stock issue expense	7
Foreign exchange loss	753
Others	361
	1,929
Ordinary income	10,294

EXTRAORDINARY GAIN AND LOSS

Extraordinary gain -	
Gain on sale of fixed assets	401
Gain on sale of subsidiary stock	10
Gain on sale of investment securities	2,090
	2,502
Extraordinary loss -	
Loss on business reorganization	3,868
Loss on sale and disposal of fixed assets	1,790
Loss on write-down of investment securities	2,455
Additional retirement payments	860
Others	330
	9,307
Income before income taxes	3,489
Income taxes:	
Current	2,341
Deferred	(2,042)
Net income for the period	3,190
Unappropriated retained earnings brought forward	911
Interim dividends	1,350
Unappropriated retained earnings at the end of the period	2,752

PROPOSAL OF APPROPRIATION OF UNAPPROPRIATED RETAINED EARNINGS

(In yen)

Unappropriated retained earnings at the end of the period	2,752,449,741
To be appropriated as follows:	
Dividends (7.5 yen per share of common stock)	1,350,446,730
Unappropriated retained earnings carried forward to the next period	1,402,003,011

Note: The Company paid an aggregate of 1,350,477,488 yen or 7.5 yen per share of common stock as interim dividends on December 6, 2001.

AUDIT REPORT BY ACCOUNTING AUDITOR (COPY)

INDEPENDENT ACCOUNTANTS' REPORT

May 2, 2002

To: Mr. Kaneo Ito
President and Representative Director
Pioneer Corporation

Tohmatsu & Co.

Representative partner, C.P.A.
Engagement partner Yutaka Suzuki (seal)

Representative partner, C.P.A.
Engagement partner Yasuyuki Miyasaka (seal)

Representative partner, C.P.A.
Engagement partner Shigeo Hasegawa (seal)

Pursuant to Article 2 of the "Law Concerning Special Measures under the Commercial Code with Respect to Audit, etc. of Corporations (Kabushiki Kaisha)" of Japan, we have audited the balance sheet, the statement of income, the business report (with respect to accounting matters only), the proposal of appropriation of unappropriated retained earnings and the supplementary schedules (with respect to accounting matters only) of Pioneer Corporation for the 56th accounting period from April 1, 2001 to March 31, 2002. The accounting matters included in the business report and the supplementary schedules referred to above are based on the Company's books of account.

Our audits were made in accordance with generally accepted auditing standards in Japan and were performed based on such auditing procedures as normally required, which include auditing procedures applied to subsidiaries as considered necessary.

As a result of our audits, our opinion is as follows:

(1) The balance sheet and the statement of income present fairly the financial position and the results of operations of the Company in conformity with the applicable laws and regulations of Japan and the Company's Articles of Incorporation.

(2) The business report (with respect to accounting matters only) presents fairly the Company's affairs in conformity with the applicable laws and regulations of Japan and the Company's Articles of Incorporation.

(3) The proposal of appropriation of unappropriated retained earnings is in conformity with the applicable laws and regulations of Japan and the Company's Articles of Incorporation.

(4) The supplementary schedules (with respect to accounting matters only) present fairly the information required to be set forth therein under the Commercial Code of Japan.

We are independent accountants with respect to the Company pursuant to the Certified Public Accountants Law and the related regulations of Japan.

- END -

AUDIT REPORT BY THE BOARD OF CORPORATE AUDITORS (COPY)

AUDIT REPORT

May 8, 2002

The Board of Corporate Auditors of Pioneer Corporation

Corporate Auditor (full time)	Makoto Koshiba	(seal)
Corporate Auditor	Makito Baba	(seal)
Corporate Auditor	Masanori Iijima	(seal)
Corporate Auditor	Terumichi Tsuchida	(seal)

The Board of Corporate Auditors has prepared this audit report as follows, upon deliberation after being reported by each Corporate Auditor on the methods and results of auditing with respect to the execution of functions by directors during the 56th accounting period from April 1, 2001 to March 31, 2002.

1. Summary of the methods of auditing of Corporate Auditors

In accordance with such matters as the policy of auditing and assignment of auditing work determined by the Board of Corporate Auditors, each Corporate Auditor attended meetings of the board of directors and other important meetings, called on directors and other personnel for reports of business, inspected important documents, and investigated the condition of operations and property at the head office and the principal places of business. Regarding subsidiaries, each Corporate Auditor requested subsidiaries' reports on business as considered necessary under the circumstances, visited subsidiaries from time to time, and thus investigated the condition of their operations and property. The Board of Corporate Auditors also received a report of accounting auditor's audits and examined the accounting documents and the supplementary schedules.

In addition, regarding such matters as transactions of directors which compete with the Company, transactions in which interests are contrary between directors and the Company, benefits given by the Company free of charge to shareholders, unusual transactions between the Company and subsidiaries or shareholders, and acquisition and disposal of shares of the Company, we called on directors and other personnel for reports and investigated the circumstances, when considered necessary.

2. Results of auditing

(1) The methods and the results of auditing by Tohmatsu & Co., the independent accountants and the Company's Accounting Auditor, are appropriate.

(2) The business report presents fairly, in conformity with the applicable laws and regulations of Japan and the Company's Articles of Incorporation, the status of the Company.

(3) The proposal of appropriation of unappropriated retained earnings is proper in view of the financial position of the Company and other circumstances.

(4) The supplementary schedules are proper and present fairly matters as are required to be reported therein.

(5) Regarding execution of functions by directors, including functions thereby regarding subsidiaries, there exist no unjust acts or serious violation of laws and regulations of Japan or the Company's Articles of Incorporation therein.

It is to be added that there are no acts by directors in contravention of their duties regarding their transactions which compete with the Company, transactions in which interests are contrary between directors and the Company, benefits given by the Company free of charge to shareholders, unusual transactions between the Company and subsidiaries or shareholders, and acquisition and disposal of shares of the Company.

- END -

REFERENCE DOCUMENT FOR THE EXERCISE OF THE VOTING RIGHT

1. NUMBER OF VOTING RIGHTS HELD BY ALL SHAREHOLDERS: 1,798,174

2. AGENDA ITEMS AND REFERENCE MATERIALS THEREOF:

Agenda Item No. 1. Approval of Proposal of Appropriation of Unappropriated Retained Earnings for the 56th Accounting Period

The board of directors hereby proposes to appropriate the unappropriated retained earnings for the 56th accounting period as described on page 20.

The Company's policy on dividends allows for dividend continuance and stability. In addition, the Company determines the appropriate dividend amount, taking into consideration its financial condition, consolidated business results and future prospects, and other factors for the mid- and long-term.

Based on this policy, for the year-end cash dividend for the 56th accounting period, the Board hereby proposes to pay at the ratio of 7.5 yen per share of common stock, the same amount as the previous accounting period. Combined with the interim dividend, this payment will bring the total annual cash dividends for the 56th accounting period to 15 yen per share of common stock.

The Board has determined to propose no bonus to Directors and Corporate Auditors for this accounting period.

Agenda Item No. 2. Amendment to a Portion of the Articles of Incorporation

Point of the agenda and reasons for amendment:

(1) It is hereby proposed that following the abolishment of par value shares, the establishment of a new unit stock (*tangen-kabushiki*) system and the abolishment of the "Law Concerning Special Measures to the Commercial Code with Respect to Procedures for Retirement of Shares of Stock" of Japan, etc., pursuant to the "Law Amending the Commercial Code and Other Related Laws" (Law No. 79 of 2001) of Japan, the present Articles of Incorporation be amended as follows:

- Article 6 (Shares to be Issued by the Company) shall be deleted in its entirety;
- The number of shares constituting one unit provided in Article 7 shall be amended to the number of shares constituting one new unit (*tangen*) *(Please note that, although in the Japanese original version this amendment is shown as amendment from "tan-i" to "tangen", the same word "unit" is used in this English translation.)*, and provisions for the non-issuance of certificates for shares constituting less than one full unit shall be newly established therein;
- Article 8 (Retirement of Shares Paid for by Profit) and Article 9 (Retirement of Shares Paid for by Additional Paid-In Capital) shall be deleted in their entirety; and
- Necessary amendments shall be made to Article 11 (Transfer Agent), Article 12 (Share Handling Regulations), Article 20 (Election) and Article 29 (Election).

(2) It is hereby proposed that following the development of legislation including those concerning the digitalization of corporate documents and the introduction of share acquisition rights pursuant to the "Law Amending the Commercial Code and Other Related Laws" (Law No. 128 of 2001) of Japan, the present Articles of Incorporation be amended as follows:

- Necessary amendments shall be made to Article 13 (Record Date), Article 17 (Voting by a Proxy), Article 18 (Minutes of General Meetings of Shareholders), Article 25 (Minutes of Meetings of the Board of Directors), Article 35 (Minutes of Meetings of the Board of Corporate Auditors) and Article 39 (Payment of Dividends and Interim Dividends); and

- Article 10 (Grant of Share Subscription Rights) and Article 40 (Dividends and Interim Dividends to be Paid on Shares Issued by Conversion of Convertible Debentures) shall be deleted in their entirety.

(3) It is hereby proposed that following the extension of the term of office of corporate auditors pursuant to the "Law Amending the Commercial Code and the Law Concerning Special Measures to the Commercial Code with Respect to Audit, etc. of Corporations (*Kabushiki Kaisha*)" (Law No. 149 of 2001) of Japan, necessary amendments be made to Article 30 (Term of Office) of the present Articles of Incorporation; however, the term of office of corporate auditors in office prior to the conclusion of the ordinary general meeting of shareholders with respect to the business year ending March 2003 shall remain three (3) years. Provisions to such effect shall be stipulated in the Supplementary Provisions of the Articles of Incorporation.

(4) It is hereby proposed that following the amendments set forth in (1) through (3) above, certain Article numbers be renumbered accordingly, and the present Supplementary Provisions be deleted because such provisions have become unnecessary since the purpose thereof has been achieved.

The present Articles and the proposed amendments are as follows:

(Changes are indicated by underlines.)

Present Articles	Proposed Amendments
(Shares to be Issued by the Company) Article 6. (1) The Company may issue either par value shares or non-par value shares, or both. (2) The Company may, by a resolution of the Board of Directors, convert par value shares to non-par value shares, or non-par value shares to par value shares. (3) The amount of each par value share to be issued by the Company shall be fifty (50) yen.	(Deletion)
(Number of Shares Constituting One Unit of Stock) Article 7. The number of shares constituting one unit of stock of the Company shall be one hundred (100).	(Number of Shares Constituting One Unit of Stock and Non-Issuance of Certificates for Shares Constituting Less than One Full Unit) Article 6. (1) The number of shares constituting one unit of stock of the Company shall be one hundred (100).
(Newly established)	(2) The Company shall not issue any certificates for any number of shares constituting less than one full unit (hereinafter referred to as "fractional unit shares").

(Retirement of Shares Paid for by Profit) Article 8. On and after June 27, 1998, the Company may, by a resolution of the Board of Directors, acquire with profit shares of the Company up to seventeen million (17,000,000) shares and retire them.	(Deletion)
(Retirement of Shares Paid for by Additional Paid-In Capital) Article 9. In addition to the preceding Article, on and after June 27, 1998, the Company may, by a resolution of the Board of Directors, acquire with additional paid-in capital shares of the Company up to thirty million (30,000,000) shares with a total acquisition price up to seventy billion (70,000,000,000) yen and retire them.	(Deletion)
(Grant of Share Subscription Rights) Article 10. The Company may grant to its directors and/or its employees share subscription rights pursuant to the provisions of Article 280-19 of the Commercial Code.	(Deletion)
(Transfer Agent) Article 11. (1) The Company shall have a transfer agent with respect to its shares. (2) The transfer agent and its place of business shall be determined by a resolution of the Board of Directors and public notice shall be given thereof.	(Transfer Agent) Article 7. (1) (Same as at present) (2) (Same as at present)

(3) The register of shareholders and the register of beneficial shareholders of the Company shall be kept at the place of business of the transfer agent, and the business pertaining to shares, such as registration of transfers of shares, acceptance of the notice with respect to beneficial shareholders, registration of pledges and cancellation thereof, indication of trust assets and cancellation thereof, delivery of share certificates, purchase of shares constituting less than one full unit, acceptance of applications, etc., shall be handled by such transfer agent, and the Company shall not itself handle the above matters directly.	(3) The register of shareholders and the register of beneficial shareholders of the Company shall be kept at the place of business of the transfer agent, and the business pertaining to shares, such as registration of transfers of shares, acceptance of the notice with respect to beneficial shareholders, registration of pledges and cancellation thereof, indication of trust assets and cancellation thereof, delivery of share certificates, purchase of fractional unit shares, acceptance of applications, etc., shall be handled by such transfer agent, and the Company shall not itself handle the above matters directly.
(Share Handling Regulations) Article 12. The denominations of share certificates of the Company, as well as the business pertaining to the handling of shares, such as registration of transfers of shares, acceptance of the notice with respect to beneficial shareholders, registration of pledges and cancellation thereof, indication of trust assets and cancellation thereof, delivery of share certificates, purchase of shares constituting less than one full unit, acceptance of applications and other handling procedures and the charges therefor shall be governed by the Share Handling Regulations determined by the Board of Directors.	(Share Handling Regulations) Article 8. The denominations of share certificates of the Company, as well as the business pertaining to the handling of shares, such as registration of transfers of shares, acceptance of the notice with respect to beneficial shareholders, registration of pledges and cancellation thereof, indication of trust assets and cancellation thereof, delivery of share certificates, purchase of fractional unit shares, acceptance of applications and other handling procedures and the charges therefor shall be governed by the Share Handling Regulations determined by the Board of Directors.

(Record Date) Article 13. (1) The Company shall deem any shareholder (including beneficial shareholders; hereinafter the same shall apply) having voting rights as appearing on the register of shareholders and/or the register of beneficial shareholders at the end of each accounting period to be a shareholder who is entitled to exercise the rights of a shareholder at the ordinary general meeting of shareholders for that particular accounting period. (2) In addition to the preceding paragraph, the Company may, whenever necessary, by a resolution of the Board of Directors and upon giving prior public notice, deem any shareholder or pledgee whose name appears on the register of shareholders and/or the register of beneficial shareholders as of the end of a specified date to be a shareholder or a pledgee who is entitled to exercise certain rights of a shareholder or a pledgee.	(Record Date) Article 9. (1) The Company shall deem any shareholder (including beneficial shareholders; hereinafter the same shall apply) having voting rights as appearing in writing or digitally on the register of shareholders and/or the register of beneficial shareholders at the end of each accounting period to be a shareholder who is entitled to exercise the rights of a shareholder at the ordinary general meeting of shareholders for that particular accounting period. (2) In addition to the preceding paragraph, the Company may, whenever necessary, by a resolution of the Board of Directors and upon giving prior public notice, deem any shareholder or pledgee whose name appears in writing or digitally on the register of shareholders and/or the register of beneficial shareholders as of the end of a specified date to be a shareholder or a pledgee who is entitled to exercise certain rights of a shareholder or a pledgee.
Article 14. (Omitted) through Article 16. (Omitted)	Article 10. (Same as at present) through Article 12. (Same as at present)
(Voting by a Proxy) Article 17. A shareholder may exercise his voting right by a proxy, who shall also be a shareholder of the Company having voting rights; provided, however, that such proxy shall submit to the Company a document evidencing his authority.	(Voting by a Proxy) Article 13. A shareholder may exercise his voting right by a proxy, who shall also be a shareholder of the Company having voting rights; provided, however, that such shareholder or proxy shall submit to the Company a document evidencing his authority.

(Minutes of General Meetings of Shareholders) Article 18. The substance of the proceedings at general meetings of shareholders and the results thereof shall be recorded in the minutes and the chairman of the meeting and the directors present shall affix their names and seals thereto.	(Minutes of General Meetings of Shareholders) Article 14. The substance of the proceedings at general meetings of shareholders and the results thereof shall be recorded in the minutes in writing or digitally and the chairman of the meeting and the directors present shall affix their names and seals thereto or put their electronic signatures thereon.
Article 19. (Omitted)	Article 15. (Same as at present)
(Election) Article 20. (1) A resolution of a general meeting of shareholders for the election of directors shall require the presence of shareholders holding one-third or more of the total number of issued and outstanding shares with voting rights and it shall be adopted by a majority vote of the shareholders present. (2) No cumulative voting shall be used for the election of directors.	(Election) Article 16. (1) A resolution of a general meeting of shareholders for the election of directors shall require the presence of shareholders holding one-third or more of the voting rights of the total shareholders and it shall be adopted by a majority vote of the shareholders present. (2) (Same as at present)
Article 21. (Omitted) through Article 24. (Omitted)	Article 17. (Same as at present) through Article 20. (Same as at present)
(Minutes of Meetings of the Board of Directors) Article 25. The substance of the proceedings at meetings of the Board of Directors and the results thereof shall be recorded in the minutes and the directors and the corporate auditors present shall affix their names and seals thereto.	(Minutes of Meetings of the Board of Directors) Article 21. The substance of the proceedings at meetings of the Board of Directors and the results thereof shall be recorded in the minutes in writing or digitally and the directors and the corporate auditors present shall affix their names and seals thereto or put their electronic signatures thereon.
Article 26. (Omitted) through Article 28. (Omitted)	Article 22. (Same as at present) through Article 24. (Same as at present)

(Election) Article 29. A resolution of a general meeting of shareholders for the election of corporate auditors shall require the presence of shareholders holding one-third or more of the total number of issued and outstanding shares with voting rights and it shall be adopted by a majority vote of the shareholders present.	(Election) Article 25. A resolution of a general meeting of shareholders for the election of corporate auditors shall require the presence of shareholders holding one-third or more of the voting rights of the total shareholders and it shall be adopted by a majority vote of the shareholders present.
(Term of Office) Article 30. The term of office of a corporate auditor shall expire at the conclusion of the ordinary general meeting of shareholders held with respect to the last closing of accounts within three (3) years after his assumption of office.	(Term of Office) Article 26. The term of office of a corporate auditor shall expire at the conclusion of the ordinary general meeting of shareholders held with respect to the last closing of accounts within four (4) years after his assumption of office.
Article 31. (Omitted) through Article 34. (Omitted)	Article 27. (Same as at present) through Article 30. (Same as at present)
(Minutes of Meetings of the Board of Corporate Auditors) Article 35. The substance of the proceedings at meetings of the Board of Corporate Auditors and the results thereof shall be recorded in the minutes and the corporate auditors present shall affix their names and seals thereto.	(Minutes of Meetings of the Board of Corporate Auditors) Article 31. The substance of the proceedings at meetings of the Board of Corporate Auditors and the results thereof shall be recorded in the minutes in writing or digitally and the corporate auditors present shall affix their names and seals thereto or put their electronic signatures thereon.
Article 36. (Omitted) through Article 38. (Omitted)	Article 32. (Same as at present) through Article 34. (Same as at present)
(Payment of Dividends and Interim Dividends) Article 39. (1) Dividends on shares shall be paid to the shareholders or pledgees whose names appear on the register of shareholders and/or the register of beneficial shareholders as of the end of each accounting period.	(Payment of Dividends and Interim Dividends) Article 35. (1) Dividends on shares shall be paid to the shareholders or pledgees whose names appear in writing or digitally on the register of shareholders and/or the register of beneficial shareholders as of the end of each accounting period.

(2) The Company may, by a resolution of the Board of Directors, make a payment of interim dividends (cash distribution pursuant to the provisions of Article 293-5 of the Commercial Code) to the shareholders or pledgees whose names appear on the register of shareholders and/or the register of beneficial shareholders as of the end of September 30, each year.	(2) The Company may, by a resolution of the Board of Directors, make a payment of interim dividends (cash distribution pursuant to the provisions of Article 293-5 of the Commercial Code) to the shareholders or pledgees whose names appear in writing or digitally on the register of shareholders and/or the register of beneficial shareholders as of the end of September 30, each year.
(Dividends and Interim Dividends to be Paid on Shares Issued by Conversion of Convertible Debentures) Article 40. With respect to the first payment of dividends or interim dividends on shares issued pursuant to a conversion of convertible debentures issued by the Company, such dividends or interim dividends shall be paid on the basis that such conversion is deemed to have been effected on April 1 in the case where the conversion was applied for from April 1 to September 30 and on October 1 in the case where the conversion was applied for from October 1 to March 31 of the next following year, respectively.	(Deletion)
Article 41. (Omitted)	Article 36. (Same as at present)
SUPPLEMENTARY PROVISIONS The amendment to Article 7 (Number of Shares Constituting One Unit of Stock) shall become effective on August 1, 2001.	(Deletion)
(Newly established)	SUPPLEMENTARY PROVISIONS With regard to the term of office of corporate auditors in office prior to the closing of the ordinary general meeting of shareholders with respect to the business year ending March 2003, the term "within four (4) years" in the provisions of Article 26 (Term of Office) shall be read as "within three (3) years."

Agenda Item No. 3. Purchases by the Company of Its Own Shares

In order to enable to take timely, flexible measures to achieve the Company's capital policy, it is hereby proposed to ask for authorization for purchases by the Company of its shares of common stock pursuant to the provisions of Article 210 of the Commercial Code of Japan, up to ten million (10,000,000) shares with a total purchase price up to twenty billion (20,000,000,000) yen, up to the time of the conclusion of the next Ordinary General Meeting of Shareholders to be held in June 2003.

Agenda Item No. 4. Election of Five (5) Directors

As the terms of offices of four (4) Directors out of a total of twelve (12) Directors currently in office, namely, Messrs. Kanya Matsumoto, Kaneo Ito, Toshihisa Koga, and Satoshi Matsumoto, will expire at the conclusion of this Ordinary General Meeting of Shareholders, a proposal is hereby made to elect five (5) Directors at this meeting.

The candidates for Directors are as follows:

Candidates for Directors

No. 1 Kanya Matsumoto

Date of Birth: June 12, 1930

Number of Pioneer's Shares Held: 2,595,359 shares

Brief Personal Profile:
Apr. 1955:
Joined Pioneer
Nov. 1960:
Director and General Manager of Ohmori Plant of Pioneer
Oct. 1968:
Managing Director and General Manager of Audio Products Division of Pioneer
Nov. 1973:
Senior Managing Director and General Manager of Audio Products Division II of Pioneer
Dec. 1982:
Executive Vice President and Representative Director of Pioneer
June 1996:
Vice Chairman and Representative Director of Pioneer
May 1999 to present:
Chairman and Representative Director of Pioneer

No. 2 Kaneo Ito

Date of Birth: Apr. 30, 1936

Number of Pioneer's Shares Held: 13,233 shares

Brief Personal Profile:
Jan. 1965:
Joined Pioneer
Oct. 1981:
Managing Director of Pioneer Europe NV

Dec. 1982:
Director of Pioneer
Apr. 1984:
Director and General Manager of International Division of Pioneer
Dec. 1988:
Managing Director and General Manager of International Division of Pioneer
June 1991:
Senior Managing Director and Representative Director, and General Manager of International Business Group; in charge of overseas operations and Public Relations Division of Pioneer
June 1996 to present:
President and Representative Director of Pioneer

No. 3 Satoshi Matsumoto

Date of Birth: Apr. 15, 1954

Number of Pioneer's Shares Held: 810,758 shares

Brief Personal Profile:
Mar. 1983:
Joined Pioneer
June 1994:
Director and Deputy General Manager of Sales Group of Pioneer LDC, Inc.
Nov. 1995:
President and Representative Director of Pioneer Music Works, Inc.
June 1998 to present:
Director and General Manager of Division of Environmental Preservation of Pioneer

No. 4 Koichi Shimizu

Date of Birth: Feb. 3, 1944

Number of Pioneer's Shares Held: 2,215 shares

Brief Personal Profile:
Apr. 1966:
Joined Pioneer
Jan. 1996:
President of Pioneer Industrial Components, Inc.
June 1999:
Executive Officer of Pioneer and in charge of technologies and production (Plant Manager of Kawagoe Plant) of Pioneer's Mobile Entertainment Company
Mar. 2000:
Executive Officer of Pioneer and Executive Vice President of Pioneer's Mobile Entertainment Company
July 2000:
Executive Officer of Pioneer and Managing Director of Pioneer Electronics Asiacentre Pte. Ltd.
June 2001 to present:
Senior Executive Officer of Pioneer and Managing Director of Pioneer Electronics Asiacentre Pte. Ltd.

No. 5 Tatsuhiro Ishikawa

Date of Birth: Apr. 4, 1939

Number of Pioneer's Shares Held: none

Brief Personal Profile:
Apr. 1965:
Public Prosecutor of Tokyo District Public Prosecutors Office
Sept. 1989:
General Manager of Special Investigation Division of Tokyo District Public Prosecutors Office
Apr. 1993:
Deputy Superintending Prosecutor of Tokyo District Public Prosecutors Office
June 1996:
General Manager of Public Trial Division of Supreme Public Prosecutors Office
Feb. 1997:
Superintending Prosecutor of Tokyo District Public Prosecutors Office
Apr. 1999:
Superintending Prosecutor of Fukuoka High Public Prosecutors Office
Nov. 2000:
Superintending Prosecutor of Nagoya High Public Prosecutors Office
Dec. 2001:
Admitted to Tokyo Bar Association
Dec. 2001 to present:
Professor of Asia University
Counselor of Pioneer

Note: Each candidate has no particular interest in the Company.

Agenda Item No. 5. Presentation of Retirement Allowance to Retiring Directors

To reward Messrs. Shoichi Yamada and Toshihisa Koga, who will retire from the offices of Directors at the time of conclusion of this Ordinary General Meeting of Shareholders, for their services rendered during their terms in office, a proposal is hereby made to present them the retirement allowance within the reasonable amount in accordance with the existing regulation of the Company. It is also proposed to leave the determination of the exact amount, time, method, etc. of the presentation to the resolution of the meeting of the board of directors to be held hereafter.

Brief personal profiles of them are as follows:

Shoichi Yamada
June 1995:
Director of Pioneer
June 2000 to present:
Managing Director of Pioneer

Toshihisa Koga
June 1998 to present:
Director of Pioneer

Agenda Item No. 6. Issue of Share Acquisition Rights on Terms Specifically Favorable to Persons Other than Shareholders

Pursuant to the provisions of Articles 280-20 and 280-21 of the Commercial Code of Japan, the Company hereby asks for authorization to issue share acquisition rights to directors and employees of the Company and its subsidiaries for the reason and on terms as follows:

1. Reason for Issue of Share Acquisition Rights on Specifically Favorable Terms:
   For the purpose to further raise the motivation and the morale for improvement of the consolidated business performance of the Company, share acquisition rights will be issued to directors and employees of the Company and its subsidiaries on specifically favorable terms.

2. Terms of Issue:
   (1) Persons to whom share acquisition rights shall be allocated:
   Directors, executive officers and a number of employees of the Company and a number of directors of domestic or overseas subsidiaries of the Company (hereinafter referred to as the "Qualified Persons")

   (2) Class and number of shares to be issued (or transferred from the Company's own shares held by the Company in lieu thereof; hereinafter the same shall apply) upon exercise of share acquisition rights:
   Shares of common stock of the Company not exceeding 600,000; provided, however, in case the number of shares to be issued upon exercise of each share acquisition right shall be adjusted pursuant to (3) below, the number of shares to be issued shall be adjusted to the number obtained by multiplying the aggregate number of share acquisition rights to be issued by the number of shares after adjustment pursuant to (3) below.

   (3) Aggregate number of share acquisition rights:
   Not exceeding 6,000

   The number of shares to be issued upon exercise of each share acquisition right shall be 100; provided, however, in case the Company splits or consolidates its shares of common stock on or after the date of issue of share acquisition rights (hereinafter referred to as the "Issue Date"), the number of shares to be issued upon exercise of each share acquisition right shall be adjusted according to the following formula:

   $$\text{Number of shares after adjustment} = \text{Number of shares before adjustment} \times \text{Ratio of split or consolidation}$$

   In addition, the number of shares to be issued upon exercise of each share acquisition right shall be appropriately adjusted to the necessary and reasonable extent, in the case of merger, company split or capital reduction of the Company and in any other case similar thereto where an adjustment of the number of shares to be issued upon exercise of each share acquisition right shall be required.

   Any fraction less than one (1) share resulting from this adjustment shall be disregarded.

   (4) Issue price of the share acquisition rights:
   No consideration shall be paid.

   (5) Amount to be paid in for exercise of share acquisition rights:
   The amount to be paid in per share to be issued upon exercise of share acquisition rights (hereinafter referred to as the "Exercise Price") shall be the amount obtained by multiplying the higher of either (i) the average of closing prices (including quotations; hereinafter the same shall apply) in the regular tradings of the shares of common stock of the Company on the Tokyo Stock Exchange for 30 consecutive trading days (excluding any trading day on which the closing price does not exist) commencing on the day 45 trading days prior to the Issue Date or (ii) such closing price on the Issue Date (if the closing price does not exist on such date, the closing price on the day immediately preceding such date), by 1.05. Any fraction less than one (1) yen resulting from this calculation shall be rounded up to the nearest one (1) yen.

Provided, however, in case the Company splits or consolidates its shares of common stock on or after the Issue Date, the Exercise Price shall be adjusted according to the following formula and any fraction less than one (1) yen resulting from this adjustment shall be rounded up to the nearest one (1) yen:

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of split or consolidation}}$$

In addition, the Exercise Price shall be appropriately adjusted to the necessary and reasonable extent, in the case of merger, company split or capital reduction of the Company and in any other case similar thereto where an adjustment of the Exercise Price shall be required.

(6) Period during which the share acquisition rights may be exercised:
From and including July 1, 2004, to and including June 29, 2007

(7) Conditions for exercise of share acquisition rights:
(i) Each share acquisition right may not be exercised in part.

(ii) Other conditions for exercise of share acquisition rights shall be determined by the board of directors of the Company.

(8) Cancellation of share acquisition rights:
The Company may at any time purchase or acquire share acquisition rights and cancel them without any consideration.

(9) Restriction on transfer of share acquisition rights:
Transfer of share acquisition rights shall require an approval of the board of directors of the Company.

3. Others:
(1) In case a Qualified Person is no longer a director, executive officer or employee of the Company or any of its subsidiaries at the time of exercise of share acquisition rights, such Qualified Person shall not be entitled to exercise such share acquisition rights, unless the above is resulted from resignation due to expiration of the term of office, compulsory retirement age, involuntary retirement or any other reasonable event.

(2) In addition to the foregoing, allocation of share acquisition rights shall be made subject to the execution of, and in accordance with, an agreement for allocation of share acquisition rights between the Company and each Qualified Person which provides the matters and conditions deemed necessary by the board of directors, based on the resolution adopted at this ordinary general meeting of shareholders, in order to achieve the purpose of this issue of share acquisition rights.

# # #

This Form 6-K includes:

(i) The English-translated Convocation Notice of the 56th Ordinary General Meeting of Shareholders of common stock of the Company held on June 27, 2002;

(ii) The English-translated Resolution Notice passed at the 56th Ordinary General Meeting of Shareholders of common stock of the Company held on June 27, 2002;

(iii) The English-translated Business Report, prepared on a parent-only basis for the fiscal year ended March 31, 2002;

(iv) The Annual Report 2002 to shareholders, prepared on a consolidated basis for the fiscal year ended March 31, 2002; and

(v) The announcement released by the Company today to the press in Japan concerning issue of share acquisition rights for the purpose of granting stock options.

(Translation)

June 27, 2002

To Our Shareholders:

Notice of Resolutions at the 56th Ordinary General Meeting of Shareholders

We take pleasure in informing you that the matters were reported on or acted upon as described hereunder at the 56th Ordinary General Meeting of Shareholders of the Company held on June 27, 2002.

Very truly yours,

Kaneo Ito
President and Representative Director
Pioneer Corporation
4-1, Meguro 1-chome, Meguro-ku, Tokyo

Description

Matters reported on:

Reports on the Business Report, Balance Sheet and Statement of Income for the 56th Accounting Period (from April 1, 2001 to March 31, 2002)

The contents of these documents were reported.

Matters acted upon:

Agenda Item No. 1. Approval of Proposal of Appropriation of Unappropriated Retained Earnings for the 56th Accounting Period

It was approved and passed as proposed to pay a year-end cash dividend at the ratio of 7.5 yen per share of common stock.

Agenda Item No. 2. Amendment to a Portion of the Articles of Incorporation

This was approved and passed as proposed to make necessary amendments to the provisions of Articles of Incorporation to comply with the amendments to the Commercial Code and other related laws of Japan, including the abolishment of par value shares, the establishment of a new unit stock (*tangen-kabushiki*) system, the abolishment of the "Law Concerning Special Measures to the Commercial Code with Respect to Procedures for Retirement of Shares of Stock" of Japan, the digitalization of corporate documents, the introduction of share acquisition rights, and the extension of the term of office of corporate auditors, etc.

Agenda Item No. 3. Purchases by the Company of Its Own Shares

It was approved and passed as proposed, pursuant to the provisions of Articles 210 of the Commercial Code of Japan, that the Company can purchase its shares of common stock up to ten million (10,000,000) shares with a total purchase price up to twenty billion (20,000,000,000) yen, up to the time of the conclusion of the next Ordinary General Meeting of Shareholders to be held in June 2003.

Agenda Item No. 4. Election of Five (5) Directors

As proposed, Messrs. Kanya Matsumoto, Kaneo Ito, and Satoshi Matsumoto were re-elected, and Messrs. Koichi Shimizu and Tatsuhiro Ishikawa were newly elected. All those elected assumed their offices, respectively.

Agenda Item No. 5. Presentation of Retirement Allowance to Retiring Directors

It was approved and passed as proposed to present retirement allowances to Messrs. Shoichi Yamada and Toshihisa Koga, who retired from the offices of directors, for their services rendered during their terms in office, within a reasonable amount in accordance with the existing regulation of the Company; it was also resolved to leave the determination of the exact amount, time, method, etc. of the presentation to the resolution of the board of directors.

Agenda Item No. 6. Issue of Share Acquisition Rights on Terms Specifically Favorable to Persons Other than Shareholders

It was approved and passed as proposed, pursuant to the provisions of Articles 280-20 and 280-21 of the Commercial Code of Japan, to issue to directors and employees of the Company and its subsidiaries share acquisition rights upon exercise of which a maximum of 600,000 shares of common stock of the Company is to be issued (or transferred from the Company's own shares held by the Company in lieu thereof).

# # #

Please be advised that at the board of directors' meeting held after the Shareholders' Meeting a resolution was made to appoint Directors holding specific titles and Representative Directors as follows:

Mr. Kanya Matsumoto as Chairman and Representative Director; Mr. Kaneo Ito as President and Representative Director; Mr. Katsuhiro Abe as Executive Vice President and Representative Director; Messrs. Akira Niijima and Takashi Kobayashi as Senior Managing Directors; and Messrs. Tadahiro Yamaguchi and Satoshi Matsumoto as Managing Directors. All those elected assumed their offices, respectively.

Accordingly, the Company's Directors and Corporate Auditors are currently as follows:

* Chairman	Kanya Matsumoto
* President	Kaneo Ito
* Executive Vice President	Yoshimichi Inada
* Executive Vice President	Katsuhiro Abe
Senior Managing Director	Akira Niijima
Senior Managing Director	Takashi Kobayashi
Managing Director	Tadahiro Yamaguchi
Managing Director	Satoshi Matsumoto
Director	Hiroshi Aiba
Director	Shinji Yasuda
Director	Koichi Shimizu
Director	Tatsuhiro Ishikawa
Corporate Auditor (full time)	Makoto Koshiba
Corporate Auditor	Makito Baba
Corporate Auditor	Masanori Iijima
Corporate Auditor	Terumichi Tsuchida

* Representative Director

In addition, at the above board of directors' meeting, Messrs. Tamihiko Sudo, Hajime Ishizuka and Osamu Yamada were elected as Senior Executive Officers, and all those elected assumed their offices, respectively.

Accordingly, the Company's Executive Officers are currently as follows:

Senior Executive Officer	Kazunori Yamamoto
Senior Executive Officer	Shungo Minato
Senior Executive Officer	Masaru Saotome
Senior Executive Officer	Tamihiko Sudo
Senior Executive Officer	Hajime Ishizuka
Senior Executive Officer	Osamu Yamada
Executive Officer	Seiichiro Kurihara
Executive Officer	Koki Aizawa
Executive Officer	Toshihiko Norizuki
Executive Officer	Buntarou Nishikawa
Executive Officer	Osamu Takada
Executive Officer	Masao Kawabata
Executive Officer	Sumitaka Matsumura
Executive Officer	Yoshio Taniyama
Executive Officer	Hideki Okayasu

# # #

(TRANSLATION)

THE 56TH BUSINESS REPORT

For the Annual Period Ended March 31, 2002

This is a translation of the original Business Report written in the Japanese language, prepared primarily for the benefit and information of shareholders of the Company's common stock.

PIONEER CORPORATION
Tokyo, Japan

TO OUR SHAREHOLDERS

For the 56th annual accounting period, which ended March 31, 2002, consolidated operating revenues of Pioneer Corporation were the highest ever, at ¥668,899 million, up 3.4% from the previous year.

Operating income decreased 37.1% from the previous year to ¥21,281 million. This is mainly attributable to a decline of profit from patent-related business due to decreased royalty revenue, increased selling expense as a result of vigorous advertising and sales promotion activities, and expenses incurred in connection with restructuring of some production sites and withdrawal from certain businesses facing unfavorable prospects. Net income came to ¥8,047 million, down 56.0% from ¥18,298 million posted last year. In addition to the decline of operating income, losses in investment in stocks as a result of a significant drop in market value accounted for the decrease. An absence of gains on sale of investment and real property, such as those realized last year, was another reason for the decreased net income.

On a parent-only basis, net sales for the period under review increased 5.7% to ¥421,409 million, while net income soared 84.4% to ¥3,190 million.

Year-end dividend payments were set at ¥7.5 per share of common stock. When added to the interim dividend paid last December, this brings the annual cash dividend for this accounting period to ¥15, the same amount as the previous year.

During the period under review, we continued to face slow economies in such major markets as Japan, North America and Europe, as well as intensified price competition in markets for the Company's major products. To cope with the situation, Pioneer is focusing its resources on strategic businesses such as DVD, plasma displays, and car electronics products.

In our DVD business, we are shifting the emphasis from price-competitive DVD players and DVD-ROM drives to higher value-added DVD recorders and DVD-R/RW drives for personal computers. Last fall, we introduced a DVD recorder to overseas markets. We also plan to ramp up our DVD-R/RW drive business, in anticipation of big near-term developments in the overall market. As we mass produce more DVD-R/RW drives, we will be able to reduce our production costs for the drives and DVD recorders with which they share parts.

Regarding the plasma display business, our addition of a new production line in 2001 gives us the capacity to produce up to 150,000 units a year. We have launched new 50- and 43-inch models of high-definition displays since 2001. We continue monitoring the market, so that, if needed, we may add another production line. Meanwhile, we will continue our effort to reduce costs by cutting the number of parts and to develop new panels that enhance the quality of Pioneer plasma displays.

In our car electronics business, we continue to expand aggressively upon our leading position in the market. For example, in the field of car navigation, we launched in 2001 hard disk drive (HDD) models and affordable, easy-to-operate DVD models that earned excellent reputations. As we keep introducing innovative car electronics products, we will continue to distinguish our products from those of our competitors.

To lower our costs, we are establishing a global system that reviews and optimizes our overall production. In China, we built two new plants and started production in 2001. We continue expanding parts procurement, designing products, and increasing the proportion of our production in China. Additionally, we plan to introduce new inventory and production control systems to reduce inventories of the whole Pioneer group.

In July 2001, we introduced our brand slogan of *sound.vision.soul* to markets worldwide in order to strengthen Pioneer's brand image. Pioneer selected plasma displays, DVD recorders and car navigation systems as strategic products in its efforts to raise the Pioneer brand profile, and is focusing advertising expenditures on these products. Also, we continue expanding markets for DVD recorders, enhancing recognition of the Pioneer brand in the plasma display market, and raising business worldwide for our car navigation systems.

Looking ahead, our main objectives are to guide our businesses in the right directions, and secure profits as best we can. To meet these challenges, we will execute our plans with determination. We appreciate the understanding and support of our shareholders.

June 27, 2002
Tokyo, Japan

Kaneo Ito
President and Representative Director

CONSOLIDATED OPERATING REVENUE BY BUSINESS SEGMENT

Percent of Operating Revenue


Year ended March 31
Patent Licensing
AV Software
Others
Car Electronics
Audio / Video
Electronics
1998: 3.4% 6.5% 14.0% 43.4% 32.7%
1999: 3.4% 5.7% 14.9% 44.3% 31.7%
2000: 3.2% 7.7% 18.3% 39.9% 30.9%
2001: 3.2% 6.2% 23.3% 37.8% 29.5%
2002: 2.6% 6.6% 22.5% 39.1% 29.2%

Electronics Business

This business includes stereo systems, individual stereo components, DVD players, DVD recorders, laser disc players, online karaoke systems, plasma displays, projection TVs, car audio products, car navigation systems, equipment for cable-TV systems, home telephones, DVD-ROM drives, DVD-R/RW drives, factory automation systems, digital broadcast set-top boxes and organic electroluminescent (OEL) display panels.

Sales of this business increased 3.6% over the previous year, amounting to ¥607,475 million.

Audio/Video (AV) Products sales were up 2.4% to ¥195,718 million. In Japan, sales increased 1.2% to ¥51,177 million, thanks to a large increase in the sale of plasma displays for home use and a rise in sales of DVD recorders, and despite a large decrease in compact stereo system sales. Overseas, sales increased by 2.8% to ¥144,541 million reflecting the yen's depreciation and encouraging sales of plasma displays for home use and DVD home theater systems in North America and Europe.

Car Electronics Products sales grew 6.7% to ¥261,211 million. In Japan, sales increased 6.9% to ¥96,115 million, although car audio product sales to automobile manufacturers fell. The increase is attributed to successful consumer market sales of two types of car navigation systems, advanced hard disk drive (HDD) models, and affordable, easy-to-operate DVD models. Overseas, sales also increased 6.5% to ¥165,096 million, despite a sales drop in Europe due to intensified competition. This increase comes from the yen's depreciation and the sales rise in North America, especially of car audio products incorporating a radio tuner for digital satellite broadcasting that started in the U.S. last year.

Others sales were almost the same as for last year at ¥150,546 million. In Japan, sales increased 1.2% to ¥63,570 million as sales of DVD-R/RW drives to personal computer (PC) makers increased, although sales of cellular phones declined. Overseas, sales were almost the same as for last year at ¥86,976 million, reflecting the yen's depreciation and a large increase in sales of DVD-R/RW drives to PC makers, offsetting falling sales of digital cable-TV set-top boxes in North America, and speaker devices for cellular phones overseas.

AV Software Business

This business includes prerecorded DVDs, LDs, videocassettes, CDs and optical disc manufacturing systems.

Sales of this business increased 9.8% from last year to ¥43,836 million. Sales in Japan rose by 14.0% to ¥31,560 million thanks to increased DVD software sales, while overseas sales were almost the same as for last year at ¥12,276 million. In North America, DVD software sales advanced, but animation videocassette sales dropped.

Patent Licensing

This segment includes the licensing of patents related to optical disc technologies.

Royalty revenue from Patent Licensing decreased 14.3% to ¥17,588 million, compared to that of last year. This is attributable to a reduction in royalty revenue from digital playback/recording products such as CD-ROM and CD-R drives, as PC market sales slumped.

CONSOLIDATED FINANCIAL STATEMENTS

Pioneer Corporation and Subsidiaries

(1) Condensed Consolidated Balance Sheets

	(In millions of yen)	
	March 31	
	2002	2001
Assets		
Current assets:		
Cash and cash equivalents	¥127,113	¥121,127
Available-for-sale securities	3,455	1,598
Notes and accounts receivable, less allowance	125,563	118,778
Inventories	96,910	94,429
Others	58,779	52,680
Total current assets	411,820	388,612
Investments and long-term receivables	33,004	34,997
Property, plant and equipment, less depreciation	150,760	139,757
Other assets	49,545	41,790
	¥645,129	¥605,156
Liabilities and Shareholders' Equity		
Current liabilities:		
Short-term borrowings and current portion of long-term debt	¥ 48,418	¥ 45,567
Trade payables	57,231	45,877
Accrued taxes on income	4,642	6,008
Others	84,019	80,373
Total current liabilities	194,310	177,825
Long-term liabilities	84,572	71,773
Minority interests	19,244	18,563
Shareholders' equity	347,003	336,995
	¥645,129	¥605,156

(2) Condensed Consolidated Statements of Income

(In millions of yen except per share information)

	Year ended March 31	
	2002	2001
Operating revenue:		
Net sales	¥651,311	¥626,539
Royalty revenue	17,588	20,530
	668,899	647,069
Operating costs and expenses:		
Cost of sales	465,336	447,389
Selling, general and administrative	182,282	165,861
	647,618	613,250
Operating income	21,281	33,819
Other income (expenses):		
Interest income	3,039	4,920
Foreign exchange gain (loss)	297	(1,192)
Interest expense	(3,445)	(4,301)
Other—net	(5,829)	947
	(5,938)	374
Income before income taxes	15,343	34,193
Income taxes	6,722	14,320
Minority interest in income of subsidiaries	(504)	(1,445)
Equity in earnings (losses) of affiliated companies	(70)	(130)
Net income	¥ 8,047	¥ 18,298
Net income per share:		
Basic	¥44.70	¥101.76
Diluted	¥44.69	¥101.70

(3) Condensed Consolidated Statements of Cash Flows

	(In millions of yen)	
	Year ended March 31	
	2002	2001
Operating activities:		
Net income	¥ 8,047	¥18,298
Depreciation and amortization	36,782	32,405
Increase in trade notes and accounts receivable	(2,225)	(6,729)
Decrease in inventories	3,288	5,786
Increase in trade payables	9,304	177
Other	1,914	1,304
Net cash provided by operating activities	57,110	51,241
Investing activities:		
Payment for purchase of fixed assets	(46,996)	(42,183)
Other	(4,152)	602
Net cash used in investing activities	(51,148)	(41,581)
Financing activities:		
Decrease in short-term borrowings and long-term debt	(1,694)	(44,838)
Dividends paid	(2,699)	(2,247)
Other	186	518
Net cash used in financing activities	(4,207)	(46,567)
Effect of exchange rate changes on cash and cash equivalents	4,231	6,229
Net increase (decrease) in cash and cash equivalents	¥ 5,986	(¥30,678)

Notes:

1. The Company's consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

2. The consolidated financial statements include the accounts of the parent company and 150 subsidiaries and the investments in 5 affiliated companies accounted for on an equity basis.

3. Computation of net income per share is based on Statements of Financial Accounting Standards No.128 "Earning per Share."

FINANCIAL STATEMENTS

Pioneer Corporation — Parent Company Only

(1) Condensed Balance Sheets

	(In millions of yen) March 31 2002	2001
Assets		
Current assets:		
Cash	¥ 6,410	¥ 33,916
Notes and accounts receivable—trade	48,415	40,348
Marketable securities	36,350	18,529
Inventories	25,745	22,694
Other current assets	52,074	42,422
Total current assets	168,996	157,912
Fixed assets:		
Tangible	30,741	32,558
Intangible	7,701	6,769
Investments and others	181,301	180,019
Total fixed assets	219,744	219,347
Total assets	¥388,740	¥377,259
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable—trade	¥ 34,647	¥ 25,014
Accrued expenses	29,545	27,149
Other current liabilities	14,471	8,614
Total current liabilities	78,663	60,778
Long-term liabilities	29,190	33,792
Total liabilities	107,854	94,571
Shareholders' equity	280,886	282,688
Total liabilities and shareholders' equity	¥388,740	¥377,259

Notes:
1. Accumulated depreciation on tangible fixed assets on March 31, 2002 and 2001 was ¥92,455 million and ¥93,302 million, respectively.
2. Net income per share of common stock for the year ended March 31, 2002 and 2001 was ¥17.72 and ¥9.62, respectively.

(2) Condensed Statements of Income

	(In millions of yen) Year ended March 31	
	2002	2001
Net sales	¥421,409	¥398,556
Cost of sales	330,612	319,281
Selling, general and administrative expenses	82,911	76,329
Operating income	7,884	2,944
Non-operating income, net	2,409	2,606
Ordinary income	10,294	5,550
Other expenses, net	6,804	2,665
Income before income taxes	3,489	2,885
Income taxes	298	1,154
Net income	¥ 3,190	¥ 1,730

(3) Appropriation of Unappropriated Retained Earnings

	(In millions of yen except per share information) Year ended March 31	
	2002	2001
Unappropriated retained earnings at the end of the period	¥2,752	¥2,396
To be appropriated as follows:		
Legal reserve	—	135
Dividends	1,350	1,349
	(¥7.5 per share of common stock)	(¥7.5 per share of common stock)
Unappropriated retained earnings carried forward to the next period	¥1,402	¥ 911

Note: Combined with the interim dividends of ¥7.5 per share of common stock paid on December 6, 2001, the total cash dividends for the 56th accounting period will amount to ¥15 per share of common stock.

CONDITION OF SHAREHOLDERS AND SHARES

(as of March 31, 2002)

Number of Shares Issued and Outstanding — 180,063,836 shares

Note: During the 56th annual accounting period, 169,466 shares of common stock were issued upon exercise of the share subscription rights represented by the Warrants with which Bonds were issued.

Distribution of Share-ownership

	Number of Shareholders	Number of Shares Held and its Percent to Total	
Financial institutions	127	98,228 thousand	(54.55%)
Securities companies	45	1,804	(1.00)
Other Japanese business corporations	312	5,605	(3.11)
Foreign corporations and individuals	452	49,758	(27.64)
Japanese individuals and others	19,911	24,667	(13.70)
Total	20,847	180,063 thousand	(100.00%)

Stock Exchange Listings

Tokyo Stock Exchange
Osaka Securities Exchange
New York Stock Exchange
Euronext Amsterdam

Price per Share and Volume of Shares Traded

		1999							
		Apr.	May	June	July	Aug.	Sept.	Oct.	Nov.
Price per share (yen)	High	2,360	2,345	2,405	2,495	2,270	2,070	2,235	2,590
	Low	2,040	1,956	1,959	2,130	1,873	1,711	1,780	1,751
Trading volume (thousand shares)		15,738	11,631	20,674	14,042	16,924	15,202	18,232	22,820

		2000							
		Oct.	Nov.	Dec.	Jan.	Feb.	Mar.	Apr.	May
Price per share (yen)	High	4,580	3,680	3,800	3,640	3,350	3,750	3,930	4,250
	Low	3,190	3,030	2,710	2,920	2,765	2,720	3,020	3,570
Trading volume (thousand shares)		21,829	27,982	24,129	19,327	15,574	21,924	22,531	24,332

Note: The price per share and trading volume are those on the Tokyo Stock Exchange.

Top Ten Largest Shareholders

	Number of Shares Held and its Percent to Total	
Japan Trustee Services Bank, Ltd. (Trust Account)	15,858 thousand	(8.80%)
UFJ Trust Bank Limited (Trust Account A)	8,233	(4.57)
The Fuji Bank, Limited	7,955	(4.41)
The Bank of Tokyo-Mitsubishi, Ltd.	7,954	(4.41)
The Mitsubishi Trust and Banking Corporation (Trust Account)	7,068	(3.92)
The Sumitomo Mitsui Banking Corporation	5,589	(3.10)
The Chase Manhattan Bank, N.A. London	4,524	(2.51)
UFJ Bank Limited	3,836	(2.13)
Mitsui Asset Trust and Banking Company, Limited (Mutual Fund Trustee)	3,299	(1.83)
UFJ Trust Bank Limited	3,175	(1.76)

	2000								
:.	Jan.	Feb.	Mar.	Apr.	May	June	July	Aug.	Sept.
30	3,500	3,690	3,600	2,990	3,570	4,350	4,390	4,500	4,940
)5	2,630	2,910	2,720	2,085	2,940	3,320	3,500	3,600	4,090
l9	24,902	23,636	20,808	33,971	29,773	30,115	17,664	19,639	24,032

2001							2002		
e	July	Aug.	Sept.	Oct.	Nov.	Dec.	Jan.	Feb.	Mar.
;0	3,920	3,430	2,710	2,860	3,150	3,290	3,330	2,685	2,910
30	2,960	2,355	2,155	2,210	2,285	2,635	2,800	2,150	2,440
:1	18,429	24,539	21,630	23,175	28,229	23,439	24,977	42,385	27,601

Pioneer sound.vision.soul

Printed in Japan

Pioneer sound.vision.soul


ANNUAL
REPORT
2002
sound
vision
soul

CORPORATE PROFILE

Pioneer Corporation, born as an audio speaker manufacturer in 1938, has grown into a group of companies working around the globe to offer innovative electronics products for consumer and business use. The Company has been a leader in the electronics market with such equipment as interactive cable-TV systems, laser discs, GPS car navigation systems, DVD players, DVD recorders, plasma displays, organic electroluminescent (OEL) displays and digital broadcast set-top boxes.

Pioneer group aims to achieve four major objectives in its mid-term plan:

- To become a leader in the DVD industry
- To establish a presence in the market for plasma and OEL displays
- To develop and strengthen a line of network-related products
- To expand our key device business and develop our key technologies

Our current focus on DVD-related products and plasma displays throughout the world is paying off and these products have grown to become our core businesses. As we keep developing in these areas, we will also strengthen our network-related and key device business. By promoting key technologies, we will innovate products to develop a lead in the market, and gain advantage in collaboration with third parties.

To realize Pioneer group's philosophy to "Move the Heart and Touch the Soul," we defined our vision to be an "Entertainment-Creating Company." In 2001, we devised *sound.vision.soul* as a slogan to be introduced worldwide to communicate our group philosophy and vision to customers. In accordance with its philosophy, the Company will stay focused on satisfying customers and shareholders with products that "Move the Heart and Touch the Soul."

PIONEER GROUP CHARTER FOR CORPORATE OPERATIONS

According to Pioneer group's philosophy, we, all the executives and employees of Pioneer, aim to continue pioneering creation of new markets and conducting our business with integrity. We will operate our corporate activities based on a high standard of ethics, and aim to win the confidence of our customers by contributing to society as responsible corporate citizens.

- We will provide products and services that are useful, reliable, and safe.
- We will operate our corporate activities fairly.
- We will continue efforts to conserve materials and energy, and reduce impact on the Earth's environment.
- We will strive for fair disclosure of information about our corporate activities.
- We will undertake effective risk management to deal with unforeseen incidents as quickly and sincerely as possible.
- We will properly manage and protect our assets and rights.
- We will endeavor to contribute to society from a global perspective.
- We will aim to pursue our corporate activities, always with respect for humanity.

CONTENTS

FINANCIAL HIGHLIGHTS

Pioneer Corporation and Subsidiaries
Year ended March 31

In millions of yen and thousands of U.S. dollars except per share information	Yen			% Change 2002/2001	U.S. Dollars
	2000	2001	**2002**		**2002**
Operating revenue:					
Net sales	¥596,411	¥626,539	**¥651,311**	+ 4.0%	**$4,897,075**
Royalty revenue	19,460	20,530	**17,588**	-14.3	**132,241**
Total	615,871	647,069	**668,899**	+ 3.4	**5,029,316**
Operating income	23,593	33,819	**21,281**	-37.1	**160,008**
Net income	13,075	18,298	**8,047**	-56.0	**60,504**
Per share of common stock and per American Depositary Share:					
Net income	72.81	101.76	**44.70**		**0.34**
Cash dividends	10.00	15.00	**15.00**		**0.11**
Total assets	601,137	605,156	**645,129**	+ 6.6	**4,850,594**
Shareholders' equity	312,460	336,995	**347,003**	+ 3.0	**2,609,045**

Notes: 1. Net income per share of common stock and per American Depositary Share has been computed based on the weighted average number of shares outstanding during each year.

2. All dollar figures herein refer to U.S. currency unless otherwise specified. The dollar amounts in this report represent translation of yen, for convenience only, at the rate of ¥133=U.S.$1.00, the approximate current rate prevailing on March 31, 2002. *Billion* is used in the American sense of one thousand million.

Operating Revenue
(Billion ¥)


800
600
400
200
0
'98 '99 '00 '01 '02

Net Income
(Billion ¥)


20
15
10
5
0
'98 '99 '00 '01 '02

Net Income per Share of Common Stock
(¥)


100
75
50
25
0
'98 '99 '00 '01 '02

Pioneering Greater Promise Ahead

SUMMING UP THE YEAR

For fiscal year 2002, which ended in March 2002, operating revenue, the sum of net sales and royalty revenue, was the highest ever, at ¥668.9 billion ($5,029.3 million), up 3.4% from the previous fiscal year, due to encouraging sales worldwide of plasma displays for home use and DVD-R/RW drives for personal computers (PCs), as well as the yen's depreciation against the U.S. dollar and the euro.

Net sales increased 4.0% to ¥651.3 billion ($4,897.1 million), while royalty revenue decreased by 14.3% to ¥17.6 billion ($132.2 million).

Operating income decreased 37.1% from the previous year to ¥21.3 billion ($160.0 million). This is mainly attributable to a decline of profit from patent-related business due to decreased royalty revenue, increased selling expense as a result of vigorous advertising and sales promotion activities, and expenses incurred in connection with restructuring of some production sites and withdrawal from certain businesses facing unfavorable prospects. Net income came to ¥8.0 billion ($60.5 million), down 56.0% from ¥18.3 billion posted last year. In addition to the decline of operating income, losses in investment in stocks as a result of a significant drop in market value accounted for the decrease. An absence of gains on sale of investment and real property, such as those realized last fiscal year, was another reason for the decreased net income.

For the fiscal year, dividends per share totaled ¥15 (¥7.5 interim plus ¥7.5 year-end dividends), the same amount as the previous fiscal year.

FOCUSING ON CHALLENGES

In fiscal 2002, we continued to face slow economies in such major markets as Japan, North America and Europe, as well as intensified price competition in markets for the Company's major products. To cope with the situation, Pioneer is focusing its resources on strategic businesses such as DVD, plasma displays, and car electronics products.

In our DVD business, we are shifting the emphasis from price-competitive DVD players and DVD-ROM drives to higher value-added DVD recorders and DVD-R/RW drives for PCs. Last fall, we introduced a DVD recorder to overseas markets. We also plan to ramp up our DVD-R/RW drive business, in anticipation of big near-term developments in the overall market. As we mass produce more DVD-R/RW drives, we will be able to reduce our production costs for the drives and DVD recorders with which they share parts.

Regarding the plasma display business, our addition of a new production line in 2001 gives us the capacity to produce up to 150,000 units a year. We have launched new 50- and 43-inch models of high-definition displays since 2001. We continue monitoring the market, so that, if needed, we may add another production line. Meanwhile, we will continue our effort to reduce costs by cutting the number of parts and to develop new panels that enhance the quality of Pioneer plasma displays.

In our car electronics business, we continue to expand aggressively upon our leading position in the market. For example, in the field of car navigation, we launched in 2001 hard disk drive (HDD) models and affordable, easy-to-operate DVD models that earned excellent reputations. As we keep introducing innovative car electronics products, we will continue to distinguish our products from our competitors'.

CREATING GLOBAL SOLUTIONS

To lower our costs, we are establishing a global system that reviews and optimizes our overall production. In China, we built two new plants and started production in 2001. We continue expanding parts procurement, designing products, and increasing the proportion of our production in China. Additionally, we plan to introduce new inventory and production control systems to reduce inventories of the whole Pioneer group.

In July 2001, we introduced our brand slogan of *sound.vision.soul* to markets worldwide in order to strengthen Pioneer's brand image. Pioneer selected plasma displays, DVD recorders and car navigation systems as strategic products in its efforts to raise the Pioneer brand profile, and is focusing advertising expenditures on these products. Also, we continue expanding markets for DVD recorders, enhancing recognition of the Pioneer brand in the plasma display market, and raising business worldwide for our car navigation systems.


vision
V
Kaneo Ito, President (left); Kanya Matsumoto, Chairman (right).

Looking ahead, our main objectives are to guide our businesses in the right directions, and secure profits as best we can. To meet these challenges, we will execute our plans with determination. We appreciate the understanding and support of our shareholders.

June 27, 2002
Tokyo, Japan

Kanya Matsumoto
Chairman and Representative Director

Kaneo Ito
President and Representative Director

ACHIEVEMENTS IN 2002 AT A GLANCE

BUSINESS SEGMENTS

	Operating Revenue				(Million ¥)	Percent of Operating Revenue				
	1998	1999	2000	2001	**2002**	1998	1999	2000	2001	**2002**
Audio/Video	¥189,640	¥187,039	¥190,029	¥191,139	**¥195,718**	32.7%	31.7%	30.9%	29.5%	**29.2%**
Car Electronics	251,617	260,884	245,873	244,878	**261,211**	43.4	44.3	39.9	37.8	**39.1**
Others	80,997	87,564	112,835	150,612	**150,546**	14.0	14.9	18.3	23.3	**22.5**
Electronics	522,254	535,487	548,737	586,629	**607,475**	90.1	90.9	89.1	90.6	**90.8**
AV Software	37,587	33,370	47,674	39,910	**43,836**	6.5	5.7	7.7	6.2	**6.6**
Patent Licensing	19,594	20,208	19,460	20,530	**17,588**	3.4	3.4	3.2	3.2	**2.6**
Total	¥579,435	¥589,065	¥615,871	¥647,069	**¥668,899**					

GEOGRAPHIC MARKETS

	Operating Revenue				(Million ¥)	Percent of Operating Revenue				
	1998	1999	2000	2001	**2002**	1998	1999	2000	2001	**2002**
Japan	¥192,209	¥194,836	¥208,115	¥230,983	**¥242,422**	33.2%	33.1%	33.8%	35.7%	**36.2%**
North America	171,868	176,611	200,930	213,592	**200,428**	29.7	30.0	32.6	33.0	**30.0**
Europe	124,297	141,013	135,728	126,019	**132,189**	21.4	23.9	22.0	19.5	**19.8**
Other Regions	91,061	76,605	71,098	76,475	**93,860**	15.7	13.0	11.6	11.8	**14.0**
Total	¥579,435	¥589,065	¥615,871	¥647,069	**¥668,899**					

BUSINESS SEGMENTS

Operating Revenue
(Billion ¥)


600
400
200
0
'98 '99 '00 '01 '02

Percent of Operating Revenue
(%)


100
80
60
40
20
0
AV Software
Others
Car Electronics
Audio/Video
Patent Licensing
Electronics
'98 '99 '00 '01 '02

GEOGRAPHIC MARKETS

Operating Revenue
(Billion ¥)


600
400
200
0
'98 '99 '00 '01 '02

Percent of Operating Revenue
(%)


100
80
60
40
20
0
Other Regions
Europe
North America
Japan
'98 '99 '00 '01 '02

Electronics

Audio/Video (AV) Products Sales


(Billion ¥)
200
150
100
50
0
'98 '99 '00 '01 '02

(Million ¥)

	1998	1999	2000	2001	**2002**
Domestic	¥ 47,426	¥ 49,515	¥ 56,482	¥ 50,556	**¥ 51,177**
Overseas	142,214	137,524	133,547	140,583	**144,541**
Total	¥189,640	¥187,039	¥190,029	¥191,139	**¥195,718**

☐ Domestic ▩ Overseas

•Stereo Systems •Receivers •Amplifiers
•Tuners •CD Players •CD Recorders
•MD Systems •Cassette Tape Decks
•Speaker Systems •DVD Players
•DVD Recorders •Laser Disc Players
•Online Karaoke Systems •Plasma Displays
•Projection TVs, and others

Car Electronics Products Sales


(Billion ¥)
300
250
200
150
100
50
0
'98 '99 '00 '01 '02

(Million ¥)

	1998	1999	2000	2001	**2002**
Domestic	¥ 71,066	¥ 79,294	¥ 82,353	¥ 89,891	**¥ 96,115**
Overseas	180,551	181,590	163,520	154,987	**165,096**
Total	¥251,617	¥260,884	¥245,873	¥244,878	**¥261,211**

☐ Domestic ☐ Overseas

•Car Stereos
•Car CD Players
•Car MD Players
•Car DVD Players
•Car Speakers
•Car Navigation Systems, and others

Others Sales


(Billion ¥)
150
100
50
0
'98 '99 '00 '01 '02

(Million ¥)

	1998	1999	2000	2001	**2002**
Domestic	¥44,482	¥42,635	¥ 45,492	¥ 62,846	**¥ 63,570**
Overseas	36,515	44,929	67,343	87,766	**86,976**
Total	¥80,997	¥87,564	¥112,835	¥150,612	**¥150,546**

☐ Domestic ▩ Overseas

•Equipment for Cable-TV Systems
•Home Telephones
•DVD-ROM Drives
•DVD-R/RW Drives
•Factory Automation Systems
•Digital Broadcast Set-top Boxes
•Organic Electroluminescent (OEL) Display Panels, and others

AV Software


(Billion ¥)
50
40
30
20
10
0
'98 '99 '00 '01 '02

(Million ¥)

	1998	1999	2000	2001	**2002**
Domestic	¥29,235	¥23,392	¥23,788	¥27,690	**¥31,560**
Overseas	8,352	9,978	23,886	12,220	**12,276**
Total	¥37,587	¥33,370	¥47,674	¥39,910	**¥43,836**

☐ Domestic ☐ Overseas

•DVDs
•LDs
•Prerecorded Videocassettes
•CDs
•Optical Disc Manufacturing Systems, and others

Patent Licensing


(Billion ¥)
20
15
10
5
0
'98 '99 '00 '01 '02

(Million ¥)

	1998	1999	2000	2001	**2002**
Royalty Revenue	¥19,594	¥20,208	¥19,460	¥20,530	**¥17,588**

•Royalties on Optical Disc Recording and Playback, and others

BUILDING OUR BRAND EQUITY


powered
TOYOTA
Pioneer

(Simulated picture)

A power brand is more than a household name. It's a mark of distinction that only the most well-regarded enterprises enjoy, a name whose qualities define a company that attracts far-reaching customer loyalty. Pioneer's mark of distinction is an intangible, invaluable asset that advances fundamental objectives: to create unforgettable positive name recognition worthy of a power brand and strengthen customers' trust in Pioneer and its products.

To realize Pioneer's philosophy, "Move the Heart and Touch the Soul," we defined our vision to be an "Entertainment-Creating Company." The Company's power brand strategy aims to create products to enhance joy, comfort and convenience in entertainment.

Pioneer sound.vision.soul

In 2001, we introduced a new global brand slogan worldwide, that communicates our philosophy and vision: sound.vision.soul By communicating the slogan, we also make it easier for our customers to become more familiar with and support us. This is the first time in Pioneer's history of over 60 years that it has introduced the same slogan throughout the world in order to integrate the Company's image and enhance Pioneer group identity.

DEFINING sound.vision.soul

sound refers to Pioneer's origins in the audio field, its solid and healthy business model and sound financial structure, and its resonance with customers.

vision refers to Pioneer's video business, its growing core focus on DVDs and next-generation display products, and resolution to advance future innovation.

soul emphasizes Pioneer's determination to raise entertainment to the level of pure emotion and spread the word about the emotional power of entertainment.

In July 2001, Pioneer launched its new **sound.vision.soul** slogan in a global branding campaign, named "Heart Earth." All campaign print ads, posters and other promotions throughout the world, in accordance with the Company's selective media strategy, featured this English slogan, plus a message in each market's local language. In Japan, Pioneer also advanced this campaign through TV commercials. In addition to pursuing this branding campaign, Pioneer selected plasma displays, DVD recorders and car navigation systems as strategic products in its efforts to raise the Pioneer brand profile. These products were advertised and promoted extensively in their launches in world markets.

We are vigorously broadening Pioneer brand exposure. In addition, through the campaign, we will focus on expanding markets for DVD recorders, enhancing recognition of the Pioneer brand in the plasma display market, and promoting worldwide car navigation systems sales operations.

Advertisements for the "Heart Earth" message and our strategic products are also part of the brand slogan campaign all over the world.


Pioneer sound.vision.soul
sound.vision.soul
Obrazy i dźwięki poruszają serca.

"Heart Earth" (Poland)


Pioneer sound.vision.soul
Olvide la dieta libre de grasas,
nunca conseguirá ser más delgado que nuestro DVD.

DVD home theater system (Spain)


Pioneer sound.vision.soul
158,000
168,000
carrozzeria

DVD car navigation system (Japan)


Pioneer sound.vision.soul
Pure Inspiration.
Pure Vision.
PURE vision

Plasma display (Hong Kong, China)


Pioneer sound.vision.soul
"No waiting in line.
No soggy popcorn.
No sitting behind some
guy who's six foot six.
Other than that, it's just
like going to the theater."
SEARCH
WATCH
RECORD
EDIT
PLAY
Plasma display (North America)

DRIVING THE BRAND AHEAD

PLASMA DISPLAY

Since being introduced to Japan at the end of 1997, our plasma displays for home and business use have earned praise for their superior pictures. In November 2001 in Japan and in the first half of 2002 elsewhere, Pioneer launched new 43- and 50-inch high-definition plasma displays that are affordably priced due to fewer parts, consume less power, and provide better luminance and contrast than their predecessors.

For these models, Pioneer also created a new worldwide product brand: *PureVision*—a name that highlights the purity of the displays' high-definition images, plus the benefits of superior plasma display technology and design. We are promoting this brand and its benefits to penetrate the market and stand out from our competitors.

DVD RECORDER

Pioneer pioneered the world's first DVD recorder for home entertainment in Japan in 1999, fundamentally upgrading the nature of video recording and introducing various refinements for editing and archiving. The product's main benefits include high-quality pictures and sound without the cumbersome rewinding and fast-forwarding of tape handling. High durability and compact size make DVD discs ideal for long-term



video archiving. DVD is poised to replace videotape as a dominant audio/video medium.

Starting fall 2001, Pioneer also introduced DVD recorders across North America, Europe and Asia. These products give Pioneer a particular advantage, as DVD-R/RW discs recorded using our DVD recorders can be played on many DVD players. The DVD player market has expanded drastically worldwide, and in North America over 10 million DVD players were sold in 2001 alone. The more sales of DVD players expand, the greater the advantage that Pioneer DVD recorders enjoy.

CAR NAVIGATION SYSTEMS

Pioneer has led the market for advanced car navigation since it released the world's first GPS car navigation system in 1990. In Japan, we introduced high-technology car navigation systems with hard disk drives in June 2001, and affordable, easy-to-operate DVD models in October 2001. These two products earned high reputations and leading shares in Japan's car navigation market.

Pioneer launched its DVD car navigation systems in North America and Europe in July 2001. Demand in these areas is expected to leap, and Pioneer is expanding introduction of its car navigation systems outside of Japan.





Pioneer sound.vision.soul
DVDで録っておき、ましょう。
パイオニアDVDレコーダー DVR-7000 希望小売価格198,000円（税別）NEW
大切な映像は、鮮やかなまま残したい。だからDVD。
高画質・高音質で録画・再生。操作や編集も簡単。これからは、録っておくならDVD、ですね。
DVD RECORDER

DVD recorder (Japan)



Pioneer sound.vision.soul
DVD-Navigationssystem mit exklusiver Fahrerperspektive.
Wo andere sich im Kreis bewegen,
behalten Sie den Überblick.

DVD car navigation system (Germany)

BRAND-BOOSTING EVENTS & SPONSORSHIP

Exhibitions, events and sports around the world promote Pioneer's brand and mission to "Move the Heart and Touch the Soul."


VIRTUAL RESORT
Pioneer

Virtual Resort at *Disneyland*® park

CART


DENSO
TOYOTA
Pioneer

Pioneer sponsors two teams in the internationally renowned CART (Championship Auto Racing Teams) FedEx Championship series of races held in the U.S., Mexico, Australia, U.K., Japan and other countries, extending our media exposure and brand association with the event's winning spirit in crucial markets including North America.

BEIJING INTERNATIONAL MARATHON

Building upon its presence in China, where it operates new factories in Dongguan and Shanghai, Pioneer was lead sponsor of the Beijing International Marathon, held October 14, 2001 with the Pioneer logo prominently displayed on the front and back racing numbers on over 13,000 participating runners' shirts and at the finish line.



VIRTUAL RESORT AT *DISNEYLAND*® PARK

Virtual Resort, Pioneer's showcase at Innoventions in Tomorrowland at *Disneyland*® park in California, presents an unforgettable virtual vacation resort brought to life by Pioneer plasma displays, DVD recorders, and other equipment. Millions of guests visiting the park annually can now experience Pioneer's advanced technology and vision of the future of home entertainment.

PALAIS DE TOKYO


Pioneer

Palais de Tokyo, a contemporary art museum across the Seine from the Eiffel Tower in Paris, completed its recent renovation with Pioneer as exclusive technology partner. Pioneer plasma displays function as guides to the museum works. Moreover, our audio/video equipment is part of the museum's exhibits.

TOPICS FOR FISCAL 2002



Dongguan Plant

PIONEER STRENGTHENS PRODUCTION IN CHINA In fiscal 2002, Pioneer completed and started operating two plants in China. In August 2001, a plant in Dongguan, a city in southern China, started production of DVD-R/RW drives and DVD pickups, as well as other key devices, while a plant in Shanghai began manufacturing car electronics products and DVD players in October 2001. In China, we plan to start production of DVD recorders, and expand the proportion of our production there.

DEMAND PICKS UP FOR DJ-READY CD PLAYERS


Pioneer
CMX-3000
CUE

Pioneer's answer to the youth market's enthusiasm for disc jockey (DJ) audio equipment is the CMX-3000: a DJ-ready CD player that features a large jog dial and digital-age functions such as tempo control for the benefit of easy operation and such DJ performance capabilities as "scratch." The gear is a hit among music lovers, mainly in Europe.


Pioneer
SUPER BASS
Pioneer
DEH-P3370XM

XM RADIO TUNER-EQUIPPED CAR CD PLAYER The DEH-P3370XM is Pioneer's car CD player capable of XM radio reception. The XM Satellite Radio broadcasting service debuted in the U.S. in 2001 and offers listeners access to 100 channels of digitally broadcast music, news, talk and variety programs. This market is expected to expand rapidly.

HDD COMPACT STEREO SYSTEM RECORDING CAPACITY OF UP TO ABOUT 100 CDS

The Pioneer X-HD1 hard disk drive (HDD) digital jukebox is Japan's first home-use compact stereo system with an HDD that holds up to the equivalent of about 100 audio CDs. This system also has a slot accommodating the *MagicGate Memory Stick**, for convenient transfer of



music files to and from the HDD. In addition, the HDD holds up to about 80,000 CD titles, any one of which may be automatically displayed to reference the music being played.

**MagicGate Memory Stick* is a trademark of Sony Corporation.



RECORDING TO DVD AND CD VIA PC Pioneer's DVR-A03 DVD-R/RW drive is a PC peripheral for write-once and rewritable recording on DVD-R/RW and CD-R/RW discs. DVD-R/RW discs recorded on Pioneer drives can be played back on many of the DVD players already available in millions of households. This drive has earned a high reputation among customers for its quality, reliability and convenience, as well as awards from PC magazines in North America and Europe.



UNIQUE SPEAKER DESIGN Pioneer's *Music Pillow* speaker is designed for supreme relaxation and personal enjoyment of music anytime and anywhere. All it takes is a simple connection of this inflatable speaker to a music source such as portable CD player.

HDD CAR NAVIGATION SYSTEM The Pioneer AVIC-XH07V car navigation system with HDD for high-capacity map/data storage offers easy operation by voice recognition, speedy location search and detailed route instructions to designated destinations. The system's recording function features a large capacity that is the equivalent of about 20 audio CDs.


carrozzeria

RESEARCH AND DEVELOPMENT

Recently, Pioneer R&D has focused on laser optical recording/playback, flat panel displays, digital signal processing, information/communication technologies, and their core LSIs. The following major activities and achievements occurred during the period under review.


Pioneer

Pioneer's next-generation optical disc system prototype, exhibited at CEATEC JAPAN 2001.

NEXT-GENERATION LARGE-CAPACITY OPTICAL DISC SYSTEM

Pioneer has made progress on a larger-capacity optical disc using blue-violet laser for over 2-hour digital high-definition video recording.

In fiscal 2002, Pioneer developed a prototype for a 5-inch (12cm)-diameter (CD- and DVD-sized) phase-change optical disc system capable of storing 23.3 gigabytes (GB) of data on a single-sided disc for recording and playback. This debuted and attracted considerable attention at CEATEC (Combined Exhibition of Advanced Technologies) JAPAN in Tokyo in October 2001, and at the Consumer Electronics Show in Las Vegas in January 2002.

The Company also developed the world's first system using read-only discs that hold up to 25 GB on one side, or 50 GB on one dual-layered side. Pioneer publicized this breakthrough at international conferences such as ODS (Optical Data Storage) 2001 and ISOM (International Symposium on Optical Memory) 2001.

In February 2002, a consortium of nine companies, including Pioneer, jointly announced establishment of a unified disc format, based on the Pioneer technologies mentioned above and other consortium members' technologies. This development aims to promote the next-generation large-capacity rewritable optical disc format called "Blu-ray Disc": a versatile new higher-density 5-inch-diameter disc for 23.3-, 25- or 27-GB recording, rewriting and playback on one side using blue-violet laser.



Versatile wearable OEL displays.

FILM-TYPE OEL DOT-MATRIX DISPLAY

Pioneer's ongoing ultra-thin display development bore fruit in the form of a new film-type organic electroluminescent (OEL) dot-matrix display capable of moving pictures.

This new type of OEL display employs a plastic bendable thin-film substrate that can wrap around contours and be used in ways that rigid displays cannot match. Pioneer will continue developing use of the display for contemporary equipment such as mobile phones and personal digital assistants (PDAs), as well as for innovations to come, such as wearable computers. Pioneer introduced this technology at Media Fashion 2001, a show fusing fashion and information gear in Japan in May 2001, and at ICEL-3 (The Third International Conference on Electroluminescence) in the U.S. in September 2001—events that succeeded in boosting the innovation's reputation.

IEEE 1394-CAPABLE NETWORK CONTROL SYSTEM

After sustained effort, Pioneer developed a network control system with IEEE 1394 digital interface capability for simple total control of IEEE 1394-capable home audio/video (AV) equipment. The system has a network controller with a large touch-panel display for easy play and recording of TV, music or movies. Viewers watching TV or a DVD movie can also simultaneously browse internet-based information related to what they're viewing.

Exhibited at CEATEC JAPAN in 2001, this network control system attracted high praise for its potential to make network-enabled AV systems more fun, informative and user-friendly.


Network controller and
a system configuration
Internet
Digital
Broadcasting
Network Controller
Base
Unit
IEEE 1394
AV
Receiver
HDD/Broadcast
Set-top Box
DVD Recorder
Speaker System

Research and Development Expenses (Million ¥)

	1998	1999	2000	2001	**2002**
R&D expenses	¥31,042	¥31,131	¥33,265	¥37,105	**¥39,050**
Percent of operating revenue	5.4%	5.3%	5.4%	5.7%	**5.8%**

ENVIRONMENTAL SOLUTIONS


Pioneer sound.vision.soul
使わない
リサイクル







We exhibited our products at Eco-Products 2001, a Tokyo exhibition of environment-friendly products and services, in December 2001.

Pioneer's goal is to preserve and pass on our priceless environmental heritage for posterity. We put this principle into comprehensive action, encouraging all of the Company's groups to apply eco-conscious ideals to planning, development, manufacturing, marketing and all other operations. By raising product energy efficiency, eliminating use of undesirable materials, applying global environmental standards, and procuring ecology-friendly parts, as detailed below, Pioneer is taking the initiative to innovate greener, cleaner products and business practices.

GREEN PROCUREMENT

Our Green Procurement initiative encourages procurement of ecologically benign materials and parts for use in our products. We have maintained an extensive database documenting harmful and harmless chemicals and substances since 1999, and Pioneer's publication in 2000 of a book detailing Green Procurement Standards has allowed Pioneer to be more comprehensive in assessing its parts and materials. Thanks to this database and the documentation, we can weed out undesirable parts and materials systematically, save resources, evaluate suppliers' efforts to acquire ISO14001 environmental certification and adopt more ecology-friendly practices.

We plan to extend our Green Procurement initiative overseas in 2002.

MORE ECOLOGY-FRIENDLY PRODUCTS

In June 2002, Pioneer launched the DV-U7 in Japan. The DV-U7 is a light, compact DVD player with standby power consumption of 0.19 watts, putting this player in the top rank of its class in terms of energy efficiency and demonstrating Pioneer's ecological stewardship.



The ecology-friendly DV-U7 DVD player.

Lead-free solder is used on major printed circuit boards. Plates are free of harmful substances such as chromium (VI), and resins are free of harmful substances such as halogen, as well as undesirable ones such as polyvinyl chlorides. In every aspect, this product is designed to be ecology-friendly, from its light, compact body, styrene foam-free packaging, and product user manual using recycled paper. Pioneer expects the DV-U7 DVD player to appeal to customers who appreciate products that are in harmony with the environment.


Pioneer sound.vision.soul
ENVIRONMENTAL REPORT
2002

Pioneer's environmental report is available at:
http://www.pioneer.co.jp/environment/e

KEEPING IT LIGHT

Pioneer plays a major role in making cars lighter, more fuel-efficient, and more environment-friendly by creating lighter car electronics products.

Compared to more conventional counterparts in our current product lines, the new Pioneer car stereo is 20% lighter, with a 25%-thinner chassis



A new car stereo (right) weighs 1,810 grams, 20% lighter than the conventional one (left) weighing 2,265 grams.

and fewer parts. Our car speakers, which Toyota Motors builds into its ecology-friendly *Prius* hybrid-engine cars, are up to 75% lighter, with highly rigid, light resin frames, and compact high-performance magnets. Toyota, in fact, honored these speakers with a Reduced Weight Award in 2001.

MANAGEMENT

(As of June 27, 2002)



Chairman
and Representative Director
Kanya Matsumoto



President
and Representative Director
Kaneo Ito



Executive Vice President
and Representative Director
Yoshimichi Inada



Executive Vice President
and Representative Director
Katsuhiro Abe

Senior Managing Directors

Akira Niijima
Takashi Kobayashi

Managing Directors

Tadahiro Yamaguchi
Satoshi Matsumoto

Directors

Hiroshi Aiba
Shinji Yasuda
Koichi Shimizu
Tatsuhiro Ishikawa

Senior Executive Officers

Kazunori Yamamoto
Shungo Minato
Masaru Saotome
Tamihiko Sudo
Hajime Ishizuka
Osamu Yamada

Executive Officers

Seiichiro Kurihara
Koki Aizawa
Toshihiko Norizuki
Buntarou Nishikawa
Osamu Takada
Masao Kawabata
Sumitaka Matsumura
Yoshio Taniyama
Hideki Okayasu

Corporate Auditors

Makoto Koshiba*
Makito Baba
Masanori Iijima
Terumichi Tsuchida

*full time

Financial Section

were almost the same as for fiscal 2001 at ¥87.0 billion, reflecting the yen's depreciation and a large increase in sales of DVD-R/RW drives to PC makers, offsetting lower sales in North America of digital cable-TV set-top boxes and speaker devices for cellular phones.

AV Software segment sales increased 9.8% from fiscal 2001 to ¥43.8 billion. Sales in Japan rose by 14.0% to ¥31.6 billion thanks to increased DVD software sales, while overseas sales were almost the same as for fiscal 2001 at ¥12.3 billion. In North America, DVD software sales advanced, but animation videocassette sales dropped.

Royalty revenue from the *Patent Licensing* segment decreased 14.3% to ¥17.6 billion, compared to that of fiscal 2001. This is attributable to a reduction in royalty revenue from digital playback/recording products such as CD-ROM and CD-R drives, as PC market sales slumped.

Cost of sales and selling, general and administrative expenses

Cost of sales increased to ¥465.3 billion from fiscal 2001's ¥447.4 billion and cost of sales as a percentage of operating revenue also increased 0.5 percentage points to 69.6%. However, cost of sales as a percentage of net sales remained the same as in fiscal 2001 at 71.4%. The favorable effect of a weaker yen against the U.S. dollar and the euro on gross profit margin were offset by the unfavorable impact of declining product prices in our major product categories, including DVD players.

SGA expenses increased by 9.9% or ¥16.4 billion over fiscal 2001 to ¥182.3 billion. Advertising and sales promotion expense increased as a result of vigorous marketing activities worldwide to promote the Pioneer brand name and our strategic products such as plasma displays. Royalty expenses related to digital technologies increased as well. Also, expenses incurred in connection with restructuring of some production sites and withdrawal from certain businesses facing unfavorable prospects account for a part of the increase in SGA expenses. In addition, personnel-related expenses increased as costs for pension plans in Japan and overseas increased. The ratio of SGA expenses to operating revenue increased 1.7 percentage points to 27.3%.

R&D expenditures, which are included in cost of sales and SGA expenses, increased 5.2% to ¥39.1 billion, representing 5.8% of operating revenue. The increase primarily reflected R&D activities in developing a next-generation large-capacity optical disc system and new home network control system.

Operating income

Operating income was ¥21.3 billion, a 37.1% decrease from ¥33.8 billion recorded in fiscal 2001, reflecting decreased royalty revenue and increased SGA expenses. Operating income for the *Electronics* segment decreased to ¥2.7 billion from ¥13.8 billion, reflecting increased SGA expenses such as advertising and royalty expenses. The *AV software* segment posted ¥1.8 billion operating profit, compared with ¥0.1 billion profit in fiscal 2001. This primarily reflects increased sales of DVDs. In the *Patent Licensing* segment, operating income decreased to ¥16.8 billion from ¥19.7 billion, mainly due to a decline of royalty revenue from digital playback/recording products such as CD-ROM and CD-R drives, reflecting a sluggish PC market and declining unit prices.

Other income (expense)

Other income, on a net basis, decreased from an income of ¥0.4 billion to an expense of ¥5.9 billion. The reasons included a decrease in gain on sale of investment securities. A ¥1.6 billion gain on sale of investment securities was realized in fiscal 2001, while there was no material sale of investment securities in fiscal 2002. The reasons also included a ¥1.0 billion net increase in loss on write-down of investments, reflecting sharp decline of stock prices in Japan. Loss on sale and impairment of fixed assets increased from ¥0.9 billion to ¥3.3 billion. The increased losses were attributable to two factors: losses on disposal of production facilities idled as a result of shifts in production capacities contrasted with gains realized on the sale of property in fiscal 2001. Foreign exchange losses swung from net losses of ¥1.2 billion to net gains of ¥0.3 billion. A decrease in the loss related to the revaluation of derivative financial instruments intended to minimize foreign currency risk accounted for the improvement. The net interest (interest income, less interest expense) was an expense of ¥0.4 billion, compared with an income of ¥0.6 billion in fiscal 2001. A decrease in interest income resulting from declining interest rates in the U.S. financial market was the main reason for the difference.

Income before income taxes

Income before income taxes decreased 55.1% to ¥15.3 billion from ¥34.2 billion for fiscal 2001.

Income taxes

Income taxes as a percentage of pre-tax income (the effective tax rate) was 43.8%, almost the same level as 41.9% in fiscal 2001 and the normal statutory tax rate of 42.0% in Japan.

Minority interest in income of subsidiaries

Minority interest in income of subsidiaries, which primarily consists of the earnings of Tohoku Pioneer Corporation and its subsidiaries attributable to its minority shareholders, amounted to ¥0.5 billion compared with ¥1.4 billion in fiscal 2001.

Equity in earnings (losses) of affiliated companies

Equity in earnings (losses) of affiliated companies was a loss of ¥0.1 billion, substantially unchanged from fiscal 2001.

Net income

Net income was ¥8.0 billion, a 56.0% decrease from fiscal 2001's ¥18.3 billion. Basic net income per share of common stock was ¥44.70, compared with fiscal 2001's ¥101.76. Diluted net income per share was ¥44.69 compared with fiscal 2001's ¥101.70. Return on assets was 1.3%, compared with 3.0% in fiscal 2001. Return on equity was 2.4%, compared with 5.6% in fiscal 2001.

Year ended March 31, 2001, compared with year ended March 31, 2000

Summary

In the first half of fiscal 2001 ended March 31, 2001, economic conditions in the U.S. and Europe were generally favorable while conditions in Japan were sluggish. In the second half of fiscal 2001, the U.S. economy began to weaken and subsequently conditions in Europe and Japan also deteriorated. As for foreign exchange markets, the average value of the yen during fiscal 2001 was 1% higher against the U.S. dollar and 15% higher against the euro, when compared to levels of fiscal 2000. Despite such economic conditions, we recorded our highest-ever operating revenue at ¥647.1 billion, up 5.1% from fiscal 2000. Operating income was ¥33.8 billion, a 43.3% increase over the ¥23.6 billion recorded in fiscal 2000, while net income amounted to ¥18.3 billion compared to ¥13.1 billion posted in fiscal 2000, a 39.9% increase.

Impact of foreign exchange fluctuations

The stronger yen against the euro had a negative impact on our operating performance. We estimate that operating revenue and operating income would have been approximately ¥20.4 billion and ¥6.0 billion higher, respectively, if exchange rates had remained unchanged from fiscal 2000. Such estimates are obtained by simply applying the yen's average exchange rates in fiscal 2000 to foreign currency denominated operating revenue, cost of sales and SGA expenses, and do not include the effect of changes to sales prices implemented to meet the foreign exchange fluctuations.

Net sales and royalty revenue

Net sales amounted to ¥626.5 billion, a 5.1% increase over fiscal 2000. Net sales in Japan rose 11.0% to ¥231.0 billion. Overseas net sales, despite the higher value of the yen against the euro particularly in the first half of fiscal 2001, increased 1.9% to ¥395.6 billion. On a local currency basis, overseas sales increased 7.2% from fiscal 2000.

Electronics segment sales amounted to ¥586.6 billion, up 6.9% from fiscal 2000.

- Audio/Video group sales of ¥191.1 billion remained substantially unchanged from fiscal 2000. Such sales reflect primarily a worldwide increase in sales of plasma displays, especially for business markets, and DVD players, offset by reduced sales of stereo systems. Plasma display sales grew by more than 70% in terms of both units and revenue. Sales of DVD players by units increased by more than 40% although revenue growth was more moderate because of declining sales prices. In Japan, Audio/Video group sales dropped 10.5% to ¥50.6 billion, mainly due to decreased sales of compact stereo systems, although sales of plasma displays increased greatly in both the consumer and business markets. Overseas sales rose 5.3% to ¥140.6 billion, mainly due to increased sales of DVD players and plasma displays, though sales in Europe were adversely affected by the weakness of the euro.
- Car Electronics group sales amounted to ¥244.9 billion, substantially the same as in fiscal 2000. Although sales to car manufacturers increased, sales of car audio products to consumer markets decreased. Sales in Japan increased 9.2% to ¥89.9 billion primarily due to increased sales of car audio products to car manufacturers. Sales to the consumer market in Japan slightly decreased although sales of car MD/CD players and car navigation systems increased. Overseas sales decreased 5.2% from fiscal 2000 to ¥155.0 billion. While sales of car audio products to car manufacturers increased, particularly in North America, sales of car audio products to the consumer market decreased. This decrease reflected a sharp decline in Europe due to intensified competition and the influence of the weakened euro. Sales in Asia outside of Japan and in Central America and South America increased from fiscal 2000.

- Others sales rose 33.5% over fiscal 2000 to ¥150.6 billion. The sales growth of digital cable-TV set-top boxes, digital broadcast set-top boxes and factory automation systems contributed to the increase, but sales of CD-ROM drives decreased as we withdrew from the CD-ROM drive market and shifted to DVD-ROM drives. In Japan, sales climbed by 38.1% to ¥62.8 billion, reflecting increased sales of factory automation systems, cable-TV set-top boxes and DVD-ROM drives. Overseas sales were up 30.3% from fiscal 2000 to ¥87.8 billion. Sales of digital cable-TV set-top boxes in North America increased, as did sales of digital broadcast set-top boxes in Europe.

AV Software segment sales fell 16.3% from fiscal 2000 to ¥39.9 billion. Sales in Japan increased 16.4% over fiscal 2000 to ¥27.7 billion due to good sales of DVD software such as the hit movie *U-571*. However, overseas sales declined by 48.8% to ¥12.2 billion. This decline was due to a large decline in sales of animation videocassettes in North America, caused by a lack of big hits such as fiscal 2000's *Pokémon* series. A decline in sales of optical disc manufacturing systems in Asia accounted for the decrease, as well.

Royalty revenue from the *Patent Licensing* segment increased 5.5% to ¥20.5 billion from ¥19.5 billion in fiscal 2000, due mainly to a rise in royalties related to recording equipment such as CD-R/RW drives. A successful negotiation with customers for a lump-sum settlement of past period royalties also contributed to the increase. Without the lump-sum settlement, revenue would have decreased approximately 6% from fiscal 2000 to ¥18.4 billion.

Cost of sales and selling, general and administrative expenses

Cost of sales increased to ¥447.4 billion from fiscal 2000's ¥428.6 billion. However, as a percentage of operating revenue, cost of sales decreased 0.5 percentage points to 69.1%, despite the adverse effect of the stronger yen, particularly against the euro in the first half of fiscal 2001. The improved gross profit margin resulted partly from successful cost reductions in strategic products such as plasma displays and DVD products. Also, the favorable effects of the measures taken in fiscal 2000 to improve profitability, such as cost reduction realized through reorganization of production activity in the software business, shutting down LD plants in fiscal 2000, contributed to the improved gross profit margin.

SGA expenses increased by 1.3% or ¥2.2 billion over fiscal 2000 to ¥165.9 billion. However, the ratio of SGA expenses to operating revenue decreased 1.0 percentage point to 25.6%. Personnel-related expenses and sales promotion expenses increased, as did royalty expenses relating to DVD technologies. On the other hand, the stronger yen reduced the expenses of overseas subsidiaries in yen terms by approximately ¥4.0 billion. We recorded a ¥1.2 billion impairment loss in certain intangible assets related to the karaoke business, in addition to a ¥1.9 billion impairment loss recorded in fiscal 2000.

R&D expenditures, which are included in cost of sales and SGA expenses, increased 11.5% to ¥37.1 billion, representing 5.7% of operating revenue. The increase primarily reflected increased activity in developing third-generation plasma displays.

Operating income

Operating income was ¥33.8 billion—a 43.3% increase over the ¥23.6 billion recorded in fiscal 2000—resulting from increased operating revenue and an improved gross profit margin. Operating income for the *Electronics* segment almost tripled to ¥13.8 billion, reflecting a substantial sales increase and improved gross profit margin mainly for strategic products such as plasma displays and DVD products. The *AV Software* segment posted ¥0.1 billion in operating income, almost the same as fiscal 2000's ¥0.2 billion. A large decline in sales of animation videocassettes in North America was offset by increased sales of DVD software in Japan. Furthermore, in fiscal 2001, we did not have the expenses incurred in fiscal 2000 in connection with the closing of an LD plant in Japan. In the *Patent Licensing* segment, operating income increased 7.1% to ¥19.7 billion, due mainly to an increase in royalty revenue.

Other income (expenses)

Other income, on a net basis, decreased from ¥4.2 billion to ¥0.4 billion. This decrease was primarily due to a ¥12.5 billion gain recorded in fiscal 2000 in connection with the initial public offering of Pioneer's subsidiary, Tohoku Pioneer Corporation, in March 2000. Gains on the sale of marketable equity securities and other investments also decreased to ¥1.6 billion from fiscal 2000's ¥4.8 billion. Foreign exchange losses decreased by ¥3.9 billion, from ¥5.1 billion to ¥1.2 billion, reflecting a decrease, when compared to fiscal 2000, in exchange losses resulting from depreciation of the euro. Losses on the sale and impairment of fixed assets also decreased by ¥3.8 billion, from ¥4.7 billion to ¥0.9 billion. The losses in fiscal 2000 included losses recognized on the write-down of the real property for a closed LD plant in Japan, the sale of a laser optical disc manufacturing plant in the U.S. and disposal of facilities resulting from the downsizing of the karaoke business. The balance of interest income, less interest expense (net interest) improved to an income of ¥0.6 billion from an expense of ¥1.6 billion, mainly due to an increase in interest income as a result of an increase in the average balance of cash available for short-term investment.

Income before income taxes

Income before income taxes rose to ¥34.2 billion, a 23.0% increase compared with ¥27.8 billion for fiscal 2000.

Income taxes

Income tax as a percentage of pre-tax income (the effective tax rate) declined from 54.7% in fiscal 2000 to 41.9% in fiscal 2001, almost the same level as the normal statutory tax rate of 42.0% in Japan. This decline was mainly due to increased profits of subsidiaries in the U.S. and Southeast Asian countries, where statutory income tax rates are relatively low. Also, the improved profit-and-loss of certain subsidiaries in Japan and Europe, which had operating loss carryforwards, helped the effective tax rate to decline. Some of the subsidiaries were benefited by the utilization of operating loss carryforwards.

Minority interest in income of subsidiaries

Minority interest in income of subsidiaries for fiscal 2001 primarily consists of the earnings of Tohoku Pioneer Corporation, attributable to its minority shareholders, and amounted to ¥1.4 billion, compared with less than ¥0.1 billion in fiscal 2000.

Equity in earnings (losses) of affiliated companies

Equity in earnings (losses) of affiliated companies registered a loss of ¥0.1 billion, compared with a gain of ¥0.5 billion for fiscal 2000.

Net income

Net income was ¥18.3 billion, a 39.9% increase over fiscal 2000's ¥13.1 billion. Basic net income per share of common stock was ¥101.76, compared with fiscal 2000's ¥72.81. Diluted net income per share was ¥101.70, compared with fiscal 2000's ¥72.80. Return on assets came to 3.0%, compared with 2.2% in fiscal 2000. Return on equity was 5.6%, versus 4.2% in fiscal 2000.

Liquidity and Capital Resources

Cash flows

Year ended March 31, 2002, compared with year ended March 31, 2001

Net cash provided by operating activities was ¥57.1 billion, a ¥5.9 billion increase compared to fiscal 2001, despite decreased net income. This mainly reflected changes in operating assets and liabilities. Trade payables increased as a result of increased purchase of materials particularly for DVD-R/RW drives and car navigation systems, although overall inventory decreased, reflecting our continued efforts to control and reduce inventories. Increased notes and accounts receivable reflected strong sales in the last few months of fiscal 2002, compared to the equivalent period of fiscal 2001.

Net cash used in investing activities was ¥51.1 billion for fiscal 2002, a ¥9.6 billion increase compared to fiscal 2001. The difference was partly the result of an increase in payment for purchase of fixed assets, reflecting investments to complete expansion of plasma display production facilities and two new plants in China. Decreased proceeds from sale of fixed assets and available-for-sale securities also accounted for part of the increase in net cash used in investing activities.

Net cash used in financing activities was ¥4.2 billion in fiscal 2002, compared with ¥46.6 billion cash used for fiscal 2001. Financing activities for fiscal 2001 included redemption of ¥30.0 billion in unsecured bonds at maturity and reduction of other short-term and long-term borrowings.

As a result of these activities and the effect of exchange rate changes on cash and cash equivalents of overseas subsidiaries, cash and cash equivalents increased by ¥6.0 billion to ¥127.1 billion at the end of fiscal 2002, from ¥121.1 billion at the end of fiscal 2001.

Year ended March 31, 2001, compared with year ended March 31, 2000

Net cash provided by operating activities was ¥51.2 billion, a ¥5.9 billion increase compared to fiscal 2000. The increase was principally due to our overall improved profitability. Net income increased despite the absence of a ¥12.5 billion gain on sale and issuance of subsidiary stock realized in fiscal 2000. Increases in notes and accounts receivable were largely offset by a decrease in inventories in fiscal 2001. Increase in notes and accounts receivable reflected strong sales in the last few months of fiscal 2001 in comparison with the equivalent period of fiscal 2000. The decrease in inventories was the result of our efforts to control and reduce inventories.

Net cash used in investing activities was ¥41.6 billion in fiscal 2001, compared to ¥12.0 billion in cash generated in fiscal 2000. A substantial part of the difference was the receipt in fiscal 2000 of ¥28.8 billion in proceeds from the sale and issuance of subsidiary stock. Also, payment for purchase of fixed assets increased, reflecting investment in plasma display production facilities and expansion of production capacity in China. In addition, payment for investment securities was ¥5.8 billion, compared with ¥0.5 billion for fiscal 2000, and primarily consists of investment of ¥4.5 billion in a joint venture company for manufacturing and marketing thin-film transistor substrates in active-matrix OEL displays. The result was also affected due to a decrease of ¥4.4 billion in proceeds from the sale of available-for-sale securities.

Net cash used in financing activities was ¥46.6 billion in fiscal 2001, compared with ¥4.1 billion cash used in fiscal 2000. Financing activities for fiscal 2001 included redemption of ¥30.0 billion in unsecured bonds at maturity and reduction of other short-term and long-term borrowings.

As a result, cash and cash equivalents decreased by ¥30.7 billion to ¥121.1 billion at the end of fiscal 2001 from ¥151.8 billion at the end of fiscal 2000, although the weaker yen increased cash and cash equivalents of overseas subsidiaries in terms of yen by ¥6.2 billion.

Geographic Segments

Millions of Yen

Year ended March 31, 2002	Japan	North America	Europe	Other Regions	Corporate and Eliminations	Consolidated
Operating revenue:						
Unaffiliated customers	¥255,352	¥199,059	¥131,925	¥ 82,563	–	¥668,899
Inter-area	266,487	7,403	416	157,780	(¥432,086)	–
Total	¥521,839	¥206,462	¥132,341	¥240,343	(¥432,086)	¥668,899
Operating income (loss)	¥ 5,713	¥ 11,266	(¥ 122)	¥ 6,323	(¥ 1,899)	¥ 21,281
Identifiable assets	¥292,740	¥127,963	¥ 59,357	¥ 97,006	¥ 68,063	¥645,129
Depreciation and amortization	¥ 25,108	¥ 3,115	¥ 2,262	¥ 6,297	–	¥ 36,782
Capital expenditures (additions to fixed assets)	¥ 31,049	¥ 2,164	¥ 1,428	¥ 12,427	–	¥ 47,068

Millions of Yen

Year ended March 31, 2001	Japan	North America	Europe	Other Regions	Corporate and Eliminations	Consolidated
Operating revenue:						
Unaffiliated customers	¥242,900	¥210,886	¥125,806	¥ 67,477	–	¥647,069
Inter-area	257,733	5,726	129	130,425	(¥394,013)	–
Total	¥500,633	¥216,612	¥125,935	¥197,902	(¥394,013)	¥647,069
Operating income (loss)	¥ 6,551	¥ 20,285	(¥ 1,626)	¥ 5,644	¥ 2,965	¥ 33,819
Identifiable assets	¥271,232	¥118,005	¥ 61,487	¥ 71,808	¥ 82,624	¥605,156
Depreciation and amortization	¥ 22,603	¥ 2,716	¥ 2,403	¥ 4,683	–	¥ 32,405
Capital expenditures (additions to fixed assets)	¥ 29,628	¥ 3,345	¥ 1,481	¥ 8,417	–	¥ 42,871

Note: Operating revenue reported in geographic segment information above represents that of the parent company and subsidiaries in Japan, and each subsidiary in North America, Europe, and Other Regions.

Quarterly Information (Unaudited)

Pioneer Corporation and Subsidiaries

In millions of yen except per share information and share prices	Year ended March 31, 2001				**Year ended March 31, 2002**			
	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	**1st Qtr.**	**2nd Qtr.**	**3rd Qtr.**	**4th Qtr.**
Operating revenue:								
Net sales	¥139,275	¥148,704	¥168,490	¥170,070	**¥136,887**	**¥159,069**	**¥176,781**	**¥178,574**
Royalty revenue	3,746	4,375	4,662	7,747	**4,752**	**5,715**	**3,702**	**3,419**
Total	143,021	153,079	173,152	177,817	**141,639**	**164,784**	**180,483**	**181,993**
Operating costs and expenses	138,379	146,977	162,058	165,836	**136,478**	**159,376**	**173,908**	**177,856**
Operating income	4,642	6,102	11,094	11,981	**5,161**	**5,408**	**6,575**	**4,137**
Other income (expenses)—net	276	1,223	(437)	(688)	**181**	**(1,773)**	**(475)**	**(3,871)**
Income before income taxes	4,918	7,325	10,657	11,293	**5,342**	**3,635**	**6,100**	**266**
Income taxes	1,719	3,353	3,980	5,268	**2,045**	**1,644**	**2,861**	**172**
Minority interest in income of subsidiaries	(357)	(518)	(368)	(202)	**(232)**	**(163)**	**(105)**	**(4)**
Equity in earnings (losses) of affiliated companies	(34)	(23)	12	(85)	**(60)**	**(10)**	**37**	**(37)**
Net income	¥ 2,808	¥ 3,431	¥ 6,321	¥ 5,738	**¥ 3,005**	**¥ 1,818**	**¥ 3,171**	**¥ 53**
Net income per share of common stock:								
Basic	¥15.63	¥19.08	¥35.14	¥31.90	**¥16.70**	**¥10.10**	**¥17.61**	**¥0.29**
Diluted	15.62	19.06	35.12	31.88	**16.69**	**10.10**	**17.61**	**0.29**
Share prices:								
Tokyo Stock Exchange								
High	¥4,350	¥4,940	¥4,580	¥3,750	**¥4,250**	**¥3,920**	**¥3,290**	**¥3,330**
Low	2,085	3,500	2,710	2,720	**3,020**	**2,155**	**2,210**	**2,150**
New York Stock Exchange								
High	$40.50	$45.38	$42.50	$30.94	**$34.70**	**$31.05**	**$26.20**	**$25.06**
Low	20.50	32.00	24.13	23.45	**25.18**	**16.85**	**19.01**	**16.75**

Tokyo Stock Exchange Price Range



(FY)
¥
1998
1999
2000
2001
2002
5,000
4,000
3,000
2,000
1,000

New York Stock Exchange Price Range



(FY)
$
1998
1999
2000
2001
2002
50
40
30
20
10

Consolidated Balance Sheets

Pioneer Corporation and Subsidiaries
March 31

Assets	Millions of Yen 2001	Millions of Yen 2002	Thousands of U.S. Dollars (Note 1) 2002
Current assets:			
Cash and cash equivalents—			
Cash, including time deposits of ¥55,915 million—$420,414 thousand (¥83,197 million in 2001)	¥121,127	¥127,113	$ 955,737
Available-for-sale securities (Note 3)	1,598	3,455	25,977
Trade receivables—			
Notes	8,079	10,240	76,992
Accounts	116,594	120,456	905,684
Allowance for doubtful notes and accounts	(5,895)	(5,133)	(38,594)
Inventories (Note 4)	94,429	96,910	728,647
Deferred income taxes (Note 8)	21,897	26,270	197,519
Prepaid expenses and other current assets	30,783	32,509	244,429
Total current assets	388,612	411,820	3,096,391
Investments and long-term receivables:			
Available-for-sale securities (Note 3)	23,739	18,360	138,045
Investments in and advances to affiliated companies (Note 5)	6,395	11,067	83,210
Sundry investments (Note 15)	4,787	3,203	24,083
Long-term receivables, less allowance for doubtful accounts of ¥186 million—$1,398 thousand (¥3,926 million in 2001)	76	374	2,812
Total investments and long-term receivables	34,997	33,004	248,150
Property, plant and equipment (Note 6):			
Land	25,876	26,525	199,436
Buildings	105,256	110,869	833,602
Machinery and equipment	224,278	242,600	1,824,060
Construction in progress	3,490	2,163	16,263
Total	358,900	382,157	2,873,361
Accumulated depreciation	(219,143)	(231,397)	(1,739,827)
Net property, plant and equipment	139,757	150,760	1,133,534
Other assets:			
Patents, net of accumulated amortization of ¥25,562 million—$192,195 thousand (¥23,048 million in 2001)	3,484	3,287	24,715
Deferred income taxes (Note 8)	16,301	25,151	189,105
Other	22,005	21,107	158,699
Total other assets	41,790	49,545	372,519
Total	¥605,156	¥645,129	$4,850,594

See notes to consolidated financial statements.

Liabilities and Shareholders' Equity	Millions of Yen 2001	Millions of Yen 2002	Thousands of U.S. Dollars (Note 1) 2002
Current liabilities:			
Short-term borrowings (Note 6)	¥ 37,571	¥ 45,867	$ 344,865
Current portion of long-term debt (Note 6)	7,996	2,551	19,181
Trade payables	45,877	57,231	430,308
Accrued liabilities—			
Taxes on income	6,008	4,642	34,902
Payroll	14,799	15,662	117,759
Other	48,196	52,302	393,248
Dividends payable	1,349	1,350	10,150
Other current liabilities	16,029	14,705	110,564
Total current liabilities	177,825	194,310	1,460,977
Long-term liabilities:			
Long-term debt (Note 6)	38,304	35,677	268,248
Accrued pension and severance cost (Note 7)	30,472	46,270	347,895
Deferred income taxes (Note 8)	721	918	6,902
Other long-term liabilities	2,276	1,707	12,835
Total long-term liabilities	71,773	84,572	635,880
Commitments and contingent liabilities (Note 17)			
Minority interests	18,563	19,244	144,692
Shareholders' equity (Note 9):			
Common stock, ¥50 par value—2001, No par value—2002			
Authorized— 400,000,000 shares			
Issued—179,894,370 shares—2001 and 180,063,836 shares—2002	48,843	49,049	368,790
Additional paid-in capital	81,458	82,010	616,616
Retained earnings	235,345	240,692	1,809,714
Accumulated other comprehensive income (loss) (Note 11)	(28,651)	(24,736)	(185,985)
Treasury stock, at cost 4,272 shares—2002	–	(12)	(90)
Total shareholders' equity	336,995	347,003	2,609,045
Total	¥605,156	¥645,129	$4,850,594

Consolidated Statements of Income

Pioneer Corporation and Subsidiaries
Year ended March 31

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2000	2001	**2002**	**2002**
Operating revenue:				
Net sales	¥596,411	¥626,539	**¥651,311**	**$4,897,075**
Royalty revenue	19,460	20,530	**17,588**	**132,241**
Total operating revenue	615,871	647,069	**668,899**	**5,029,316**
Operating costs and expenses:				
Cost of sales	428,575	447,389	**465,336**	**3,498,767**
Selling, general and administrative	163,703	165,861	**182,282**	**1,370,541**
Total operating costs and expenses	592,278	613,250	**647,618**	**4,869,308**
Operating income	23,593	33,819	**21,281**	**160,008**
Other income (expenses):				
Interest income	3,072	4,920	**3,039**	**22,849**
Gain on sale and issuance of subsidiary stock (Note 18)	12,491	–	**–**	**–**
Foreign exchange gain (loss)	(5,132)	(1,192)	**297**	**2,233**
Interest expense	(4,679)	(4,301)	**(3,445)**	**(25,902)**
Other—net (Note 12)	(1,537)	947	**(5,829)**	**(43,827)**
Total other income (expenses)	4,215	374	**(5,938)**	**(44,647)**
Income before income taxes	27,808	34,193	**15,343**	**115,361**
Income taxes (Note 8):				
Current	12,097	15,011	**11,107**	**83,511**
Deferred	3,119	(691)	**(4,385)**	**(32,970)**
Total income taxes	15,216	14,320	**6,722**	**50,541**
Income before minority interest and equity in earnings (losses)	12,592	19,873	**8,621**	**64,820**
Minority interest in income of subsidiaries	(18)	(1,445)	**(504)**	**(3,789)**
Equity in earnings (losses) of affiliated companies (Note 5)	501	(130)	**(70)**	**(527)**
Net income	¥ 13,075	¥ 18,298	**¥ 8,047**	**$ 60,504**

	Yen			U.S. Dollars
	2000	2001	**2002**	**2002**
Per share of common stock and per American Depositary Share:				
Net income (Note 16)				
Basic	¥72.81	¥101.76	**¥44.70**	**$0.34**
Diluted	72.80	101.70	**44.69**	**0.34**

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Pioneer Corporation and Subsidiaries
Year ended March 31

	Outstanding Number of Shares (Thousands)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Shareholders' Equity
		Millions of Yen					
Balance at March 31, 1999	179,573	¥48,431	¥80,611	¥208,466	(¥24,264)		¥313,244
Comprehensive income							
Net income				13,075			13,075
Other comprehensive income (loss)					(12,178)		(12,178)
Comprehensive income							897
Exercise of warrants	15	21	21				42
Value ascribed to warrants (Note 10)			73				73
Cash dividends (¥10.00 per share)				(1,796)			(1,796)
Balance at March 31, 2000	179,588	48,452	80,705	219,745	(36,442)		312,460
Comprehensive income							
Net income				18,298			18,298
Other comprehensive income					7,791		7,791
Comprehensive income							26,089
Exercise of warrants	306	391	391				782
Value ascribed to warrants and stock options (Note 10)			362				362
Cash dividends (¥15.00 per share)				(2,698)			(2,698)
Balance at March 31, 2001	179,894	48,843	81,458	235,345	(28,651)		336,995
Comprehensive income							
Net income				8,047			8,047
Other comprehensive income					3,915		3,915
Comprehensive income							11,962
Exercise of warrants	170	206	206				412
Value ascribed to warrants and stock options (Note 10)			346				346
Purchase and sale of treasury stock, net						(¥12)	(12)
Cash dividends (¥15.00 per share)				(2,700)			(2,700)
Balance at March 31, 2002	180,064	¥49,049	¥82,010	¥240,692	(¥24,736)	(¥12)	¥347,003

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Shareholders' Equity
	Thousands of U.S. Dollars (Note 1)					
Balance at March 31, 2001	$ 367,241	$ 612,466	$ 1,769,511	($ 215,421)		$ 2,533,797
Comprehensive income						
Net income			60,504			60,504
Other comprehensive income				29,436		29,436
Comprehensive income						89,940
Exercise of warrants	1,549	1,549				3,098
Value ascribed to warrants and stock options (Note 10)		2,601				2,601
Purchase and sale of treasury stock, net					($90)	(90)
Cash dividends ($0.11 per share)			(20,301)			(20,301)
Balance at March 31, 2002	$368,790	$616,616	$1,809,714	($185,985)	($90)	$2,609,045

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Pioneer Corporation and Subsidiaries
Year ended March 31

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2000	2001	**2002**	**2002**
Operating activities:				
Net income	¥ 13,075	¥ 18,298	¥ **8,047**	$ **60,504**
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization	32,852	32,405	**36,782**	**276,556**
Minority interest in income of subsidiaries	18	1,445	**504**	**3,789**
Equity in (earnings) losses of affiliated companies, less dividends	(250)	136	**79**	**594**
Deferred income taxes	3,119	(691)	**(4,385)**	**(32,970)**
Provision for pension and severance cost, less payments	1,763	(1,993)	**392**	**2,947**
Loss on sale of fixed assets	2,641	914	**3,340**	**25,113**
(Gain) loss on sale and write-down of investments and securities	(4,151)	(254)	**2,287**	**17,195**
Impairment losses of fixed assets	3,972	1,163	**–**	**–**
Gain on sale and issuance of subsidiary stock	(12,491)	–	**–**	**–**
Increase in trade notes and accounts receivable	(12,500)	(6,729)	**(2,225)**	**(16,729)**
Decrease in inventories	6,416	5,786	**3,288**	**24,722**
Increase in prepaid expenses and other current assets	(691)	(2,430)	**(2,706)**	**(20,346)**
Increase in trade payables	5,536	177	**9,304**	**69,955**
Increase (decrease) in accrued taxes on income	185	(1,204)	**(1,473)**	**(11,075)**
Increase in other accrued liabilities	3,820	1,184	**2,716**	**20,421**
Other	2,076	3,034	**1,160**	**8,722**
Net cash provided by operating activities	45,390	51,241	**57,110**	**429,398**
Investing activities:				
Payment for purchase of fixed assets	(25,458)	(42,183)	**(46,996)**	**(353,353)**
Payment for investment securities	(476)	(5,798)	**(4,566)**	**(34,331)**
Payment for available-for-sale securities	(1,046)	(1,233)	**(2,031)**	**(15,271)**
Proceeds from sale of fixed assets and investment securities	5,675	5,631	**2,203**	**16,564**
Proceeds from sale of available-for-sale securities	6,140	1,789	**177**	**1,331**
Proceeds from sale and issuance of subsidiary stock	28,780	–	**–**	**–**
Decrease in loans receivable	1,835	410	**1,071**	**8,053**
Other	(3,466)	(197)	**(1,006)**	**(7,564)**
Net cash provided by (used in) investing activities	11,984	(41,581)	**(51,148)**	**(384,571)**
Financing activities:				
Proceeds from long-term debt	2,000	–	**–**	**–**
Payment of long-term debt	(6,292)	(37,760)	**(7,560)**	**(56,842)**
Increase (decrease) in short-term borrowings	1,158	(7,078)	**5,866**	**44,105**
Dividends paid	(1,796)	(2,247)	**(2,699)**	**(20,293)**
Other	791	518	**186**	**1,399**
Net cash used in financing activities	(4,139)	(46,567)	**(4,207)**	**(31,631)**
Effect of exchange rate changes on cash and cash equivalents	(3,493)	6,229	**4,231**	**31,812**
Net increase (decrease) in cash and cash equivalents	49,742	(30,678)	**5,986**	**45,008**
Cash and cash equivalents, beginning of year	102,063	151,805	**121,127**	**910,729**
Cash and cash equivalents, end of year	¥151,805	¥121,127	**¥127,113**	**$955,737**

See notes to consolidated financial statements.

1. Basis of presentation and significant accounting policies:

1) Basis of Presentation

Basis of Financial Statements—
The accompanying consolidated financial statements are stated in Japanese yen, the currency of the country in which Pioneer Corporation (Pioneer Kabushiki Kaisha) (the "parent company") is incorporated. The translation of Japanese yen amounts into U.S. dollar amounts for the year ended March 31, 2002 is included solely for the convenience of readers outside Japan and has been made at the rate of ¥133 to U.S.$1.00, the approximate rate of exchange at March 31, 2002. Such translation should not be construed as a representation that Japanese yen amounts could be converted into U.S. dollars at the above or any other rate.

The accompanying consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America except for the omission of segment information concerning the operations of the parent company and its majority-owned subsidiaries (together, the "Company"), as required by Statement of Financial Accounting Standards ("SFAS") No. 131.

Effect has been given in the consolidated financial statements to adjustments which, because of either customary accounting practices in Japan or income tax law requirements, have not been entered in the Company's general books of account. The major adjustments include those relating to (1) accounting for pension costs, (2) accounting for leases, and (3) accounting for financial instruments.

Nature of Operations—
The Company is engaged in the development, manufacture and sale of electronics products such as audio, video and car electronics, and of AV (audio/video) software on a global scale. The Company is one of the leading manufacturers of consumer, commercial and industrial AV products, including those employing laser optical disc technologies.

The principal production activities of the Company are carried out in Asia including Japan. The Company's products are generally sold under its own brand names, principally "Pioneer." The principal markets for the Company are Japan, the United States of America, European countries and Asia. The Company sells its products to customers in consumer, commercial and industrial markets through its sales offices in Japan, and its sales subsidiaries and independent distributors overseas. On an original-equipment-manufacturer basis, the Company markets certain products, such as car electronics products, to other companies.

Use of Estimates—
The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of these statements and the reported amounts of revenues and expenses during the reporting period.

Due to the inherent uncertainty involved in making estimates, actual results could differ from those estimates.

2) Summary of Significant Accounting Policies

Consolidation and Investments in Affiliated Companies—
The consolidated financial statements include the accounts of the parent company and its majority-owned subsidiaries. Investments in 20% to 50% owned companies are accounted for by the equity method of accounting. In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations." SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. The excess of the cost of the investment in subsidiaries and 20% to 50% owned companies over the equity in the net assets at the date of acquisition before July 1, 2001 is amortized over a 5-to-10-year period. The adoption of SFAS 141 did not have a significant impact on the Company's consolidated financial statements. All significant intercompany transactions have been eliminated.

Gains and losses resulting from the issuance of subsidiaries' stock are recognized in consolidated earnings.

Foreign Currency Translation—
For all significant foreign operations, the functional currency is the local currency. Generally, all asset and liability accounts of foreign operations are translated into Japanese yen at year-end rates and all revenue and expense accounts are translated at rates prevailing at the time of the transactions. The resulting translation adjustments are accumulated and reported as a component of accumulated other comprehensive income (loss).

Foreign currency receivables and payables are translated at year-end exchange rates and resulting exchange gains and losses are recognized in earnings currently.

Revenue Recognition—
Sales are generally recorded when merchandise is shipped to customers based on purchase orders or when services are rendered to the third parties. In certain cases, terms of the contract require the product to pass customer inspection after shipment and the Company records the sale upon satisfactory customer acceptance. Royalty revenue is recognized based on royalty statements from licensees.

Cash and Cash Equivalents—
Consolidated cash and cash equivalents include cash on hand and deposits in bank including time deposits. The Company considers all time deposits with an original maturity of one year or less to be cash equivalents. Generally, such time deposits can be withdrawn at any time without diminution of the principal amount.

Available-for-Sale Securities and Sundry Investments—
Under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," all debt securities and marketable equity securities held by the Company are classified as available-for-sale securities, and are carried at their fair values with unrealized gains and losses reported as a component of shareholders' equity. Other investments other than marketable securities are stated at cost. The cost of securities is determined using the average-cost method.

The Company reviews the fair value of its available-for-sale securities on a regular basis to determine if the fair value of any individual security has declined below its cost and if such decline is other than temporary. If the decline in value is judged to be other than temporary, the cost basis of the security is written down to fair value. The resulting realized loss is included in the statements of consolidated income in the period in which the decline was deemed to be other than temporary.

Inventories—
Inventories are valued at the lower of cost, which is determined principally by the average-cost method, or market.

Property, Plant and Equipment and Depreciation—
Property, plant and equipment are stated at cost. Depreciation is computed principally using the declining-balance method for assets located in Japan and under the straight-line method for assets located outside Japan, using rates based on the estimated useful lives of the assets.

The estimated useful lives are as follows:

Buildings	3–65 years
Machinery and equipment	2–17 years

Patents—
The cost of patents, purchased when the Company acquired the business of a partnership, Discovision Associates, are amortized based on the straight-line basis over 10–20 years.

Long-Lived Assets—
The Company reviews its long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When the sum of expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognized. Such impairment loss is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset.

During the year ended March 31, 2000, the Company recorded an impairment loss of ¥1,872 million related to previously purchased intangible assets of its karaoke business reflecting reduced revenue expectations from the business and ¥2,100 million related to a factory facility closed during the year.

During the year ended March 31, 2001, the Company recorded an additional impairment loss of ¥1,163 million related to intangible assets of its karaoke business.

Income Taxes—
Income taxes are provided based on the asset and liability method of accounting. Deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at year-end. These deferred taxes are measured by applying currently enacted tax laws. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that all, or some portion, of such deferred tax assets will not be realized.

Accounting for Stock-Based Compensation—
The Company accounts for its stock-based compensation agreements using the fair value based method in accordance with SFAS No.123, "Accounting for Stock-Based Compensation."

Earnings per Share—
Basic net income per share has been computed by dividing net income available to holders of common stock by the weighted-average number of shares of common stock outstanding during each year. Diluted net income per share reflects the potential dilution and has been computed on the basis that all dilutive warrants and stock options were exercised.

Derivatives—

Derivative financial instruments utilized by the Company are comprised principally of forward exchange contracts, currency options and currency swaps. Forward exchange contracts and currency options, the majority of which mature within six months, and currency swaps, which mature from 2002 to 2005, are utilized to hedge exposures to foreign exchange risk and interest risk. The Company does not hold or issue derivative financial instruments for trading purposes.

Prior to April 1, 2001, gains and losses on hedges of existing assets and liabilities were included in the carrying amounts of those assets and liabilities and were ultimately recognized in other income (expenses). Gains and losses related to qualifying hedges of firm commitments or anticipated transactions were also deferred and were recognized in other income (expenses) or as adjustments of carrying amounts when the hedged transaction occurred. Unrealized gains and losses on forward contracts including foreign currency options intended as hedges for foreign currency risk of anticipated transactions with companies within the consolidated group were recognized currently in other income (expenses).

Accounting Changes—

At April 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities—an amendment of FASB Statement No.133." Under SFAS No. 133, all derivative instruments are recognized in the balance sheet at their fair values and changes in fair value are recognized immediately in earnings, unless the derivatives qualify as hedges of future cash flows. For derivatives qualifying as hedges of future cash flows, the effective portion of changes in fair value is recorded in other comprehensive income, then recognized in earnings along with the related effects of the hedged items. Any ineffective portion of hedges is reported in earnings as it occurs.

The cumulative effect of adopting this accounting change at April 1, 2001, was not significant.

Forward exchange contracts, currency swaps and currency options are utilized to hedge certain foreign currency and interest rate exposures. However, none of these derivatives were designated as hedging instruments under SFAS No. 133 at March 31, 2002. Unrealized gains and losses on such instruments are recognized currently in earnings.

Reclassifications—

Certain reclassifications and format changes have been made to prior year amounts to conform to the current year presentation.

New Accounting Standards—

In July 2001, the Financial Accounting Standards Board issued SFAS No. 142, "Goodwill and Other Intangible Assets," which is effective for fiscal years beginning after December 15, 2001. Under SFAS No. 142, goodwill and other intangible assets with indefinite lives will no longer be amortized. Instead, the carrying value of these assets will be reviewed for impairment at least annually, or more frequently should circumstances indicate. Intangible assets with definite lives will continue to be amortized over their estimated useful lives. The adoption of SFAS No. 142 will not have a material impact on the Company's consolidated financial position, result of operation or cash flows.

In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which is effective for fiscal years beginning after June 15, 2002. SFAS No. 143 addresses the recognition and remeasurement of obligations associated with the retirement of tangible long-lived assets. The adoption of SFAS No. 143 will not have a material impact on the Company's consolidated financial position, result of operation or cash flows.

In October 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which is effective for fiscal years beginning after December 15, 2001. SFAS No. 144 applies to all long-lived assets (including discontinued operations) and it develops one accounting model for long-lived assets that are to be disposed of by sale. The Company has not determined the impact of its adoption on its consolidated financial position or result of operations.

In April 2001, the Emerging Issues Task Force reached a final consensus on Issue ("EITF") 00-14, "Accounting for Certain Sales Incentives." EITF 00-14 addresses the recognition, measurement, and income statement classification for sales incentives offered voluntarily by a vendor without charge to customers that can be used in, or that are exercisable by a customer as a result of, a single exchange transaction. In April 2001, the Emerging Issues Task Force also reached a final consensus on EITF 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products." EITF 00-25 addresses income statement characterization of consideration, other than that directly addressed in EITF 00-14. EITF 01-9, "Accounting for Consideration given by a Vendor to a Customer" (including a Reseller of the Vendor's Products), was issued to codify and reconcile EITF 00-14 and EITF 00-25. EITF 01-9 should be applied for the period beginning after December 15, 2001. The adoption of the recognition standards for liabilities is not expected to have a material effect on the Company's consolidated financial position or results of operations. However, the adoption of the income statement display requirements of EITF 01-9 will result in a reduction in reported sales and a corresponding decrease in selling, general and administrative expenses, with no effect on net income. The Company is currently assessing the impact on the Company's consolidated results of operations. The Company will reclassify prior years' consolidated financial statements for comparative purposes if the impact is material.

2. Supplemental cash flow information:

Selected cash payments and noncash activities for the years ended March 31, 2000, 2001 and 2002 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2000	2001	**2002**	**2002**
Cash payment for interest	¥ 4,608	¥ 4,889	**¥ 3,281**	**$24,669**
Cash payment for income taxes	11,953	16,245	**12,580**	**94,586**
Noncash investing activities:				
Capitalized lease obligations incurred	259	141	**–**	**–**

3. Available-for-sale securities:

Cost, gross unrealized holding gains, gross unrealized holding losses and the aggregate fair value of available-for-sale securities at March 31, 2001 and 2002 were as follows:

	Millions of Yen							
	2001				**2002**			
	Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Aggregate Fair Value	Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Aggregate Fair Value
Marketable equity securities:								
Current	¥ 19	–	–	¥ 19	**¥ 10**	**–**	**¥ 2**	**¥ 8**
Non-current	9,754	¥14,972	¥1,087	23,639	**7,963**	**¥10,805**	**486**	**18,282**
Marketable debt securities:								
Current	1,614	–	35	1,579	**3,485**	**–**	**38**	**3,447**
Non-current	128	–	28	100	**111**	**–**	**33**	**78**
Total	¥11,515	¥14,972	¥1,150	¥25,337	**¥11,569**	**¥10,805**	**¥559**	**¥21,815**

	Thousands of U.S. Dollars			
	2002			
	Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Aggregate Fair Value
Marketable equity securities:				
Current	$ 75	–	$ 15	$ 60
Non-current	59,872	$81,241	3,654	137,459
Marketable debt securities:				
Current	26,203	–	286	25,917
Non-current	834	–	248	586
Total	$86,984	$81,241	$4,203	$164,022

Gross realized gains on available-for-sale securities for the years ended March 31, 2000 and 2001 were ¥3,655 million and ¥1,556 million, respectively. Gross realized losses for the years ended March 31, 2000 and 2001 were ¥292 million and ¥2 million, respectively. Neither gross realized gains nor losses on available-for-sale securities was recorded for the year ended March 31, 2002.

At March 31, 2002, the fair values of marketable debt securities which were classified as available-for-sale due in one year and due over one year by contractual maturities were ¥1,999 million ($15,030 thousand) and ¥1,526 million ($11,473 thousand), respectively. For the years ended March 31, 2000, 2001 and 2002, losses on write-down of marketable equity securities were recognized to reflect the decline in market value considered to be other than temporary totaling ¥652 million, ¥246 million and ¥1,828 million ($13,744 thousand), respectively.

4. Inventories:

Inventories at March 31, 2001 and 2002 comprise the following:

	Millions of Yen		Thousands of U.S. Dollars
	2001	2002	2002
Finished products	¥52,501	¥53,912	$405,354
Work in process	16,921	18,813	141,451
Materials and supplies	25,007	24,185	181,842
Total	¥94,429	¥96,910	$728,647

5. Investments in and advances to affiliated companies:

Investments in and advances to affiliated companies principally represent the Company's equity in the underlying assets of 20% to 50% owned companies. Dividends received from companies accounted for on an equity basis were ¥251 million, ¥6 million and ¥9 million ($67 thousand), respectively, for the years ended March 31, 2000, 2001 and 2002.

6. Short-term borrowings and long-term debt:

Short-term borrowings at March 31, 2001 and 2002 comprise the following:

	Millions of Yen		Thousands of U.S. Dollars
	2001	**2002**	**2002**
Bank loans			
Weighted average interest rate 3.61% at March 31, 2001 and 2.04% at March 31, 2002:			
Unsecured	¥37,571	**¥45,867**	**$344,865**

Long-term debt at March 31, 2001 and 2002 comprises the following:

	Millions of Yen		Thousands of U.S. Dollars
	2001	**2002**	**2002**
Loans, principally from banks, maturing serially through 2031 interest ranging from 0.88% to 4.00% at March 31, 2001 and from 1.39% to 4.00% at March 31, 2002:			
Secured	¥ 6,792	**¥ 6,172**	**$ 46,406**
Unsecured	13,100	**6,160**	**46,316**
2.35% Unsecured bonds due 2005	15,000	**15,000**	**112,782**
2.80% Unsecured bonds due 2008	10,000	**10,000**	**75,188**
Long-term capital lease obligations, 3.15% to 7.00% at March 31, 2001 and 6.15% at March 31, 2002, due principally to 2002	665	**62**	**466**
Industrial development U.S. dollar revenue bonds due 2005 with fluctuating interest rates (3.70% at March 31, 2001, and 1.65% at March 31, 2002), subject to maximum rates of 15% in 2001 and 2002 and other	743	**834**	**6,271**
Total	46,300	**38,228**	**287,429**
Less—Portion due within one year	7,996	**2,551**	**19,181**
Total	¥38,304	**¥35,677**	**$268,248**

The outstanding bond indentures generally require the parent company to provide collateral for the outstanding bonds if the parent company provides collateral to new bonds issued in Japan.

Land and buildings with a book value of ¥15,978 million ($120,135 thousand) were pledged as collateral for certain loans of the Company at March 31, 2002.

The aggregate annual maturities of long-term debt during the five years ending March 31, 2007 are as follows:

Year ending March 31	Millions of Yen	Thousands of U.S. Dollars
2003	¥ 2,551	$ 19,181
2004	1,591	11,962
2005	5,831	43,842
2006	15,992	120,241
2007	256	1,925

Substantially all short-term and long-term loans from banks are made under agreements which, as is customary in Japan, provide that the bank may, under certain conditions, require the borrower to provide collateral (or additional collateral) or guarantors with respect to the loans, and that the bank may treat any collateral, whether furnished as security for short-term or long-term loans or otherwise, as collateral for all indebtedness to such bank. The Company has no compensating balance arrangements with any lending bank.

7. Pension plans and accrued severance cost:

The parent company and major domestic subsidiaries have trusteed non-contributory defined benefit pension plans which cover substantially all of their employees. The benefits are in the form of annuity payments and/or lump-sum payments and are based on points and length of service and conditions under which termination occurs. The Company's policy is to fund amounts required to maintain sufficient plan assets to provide for accrued benefits, subject to the limitation on deductibility imposed by the Japanese income tax laws. The plan assets are invested primarily in interest-bearing securities, marketable equity securities and loan receivables.

The Company also sponsors a domestic contributory welfare pension plan covering substantially all of its Japanese employees. The benefits of the welfare pension plan are based on years of service and on the average compensation during years of service and subject to governmental regulations. The welfare plan consists of a basic component, which has been specified by the Japanese government's welfare pension regulations, and an additional component established by the Company. Management considers that a portion of the contributory plan, which is administered by a board of trustees composed of management and labor representatives, represents a welfare pension plan carried on behalf of the Japanese government. Management believes that the benefit obligation for the additional component is approximately one fifth of the total benefit obligation. The welfare pension plan is funded in conformity with the funding requirements of applicable governmental regulations. The plan assets are invested primarily in interest-bearing securities, marketable equity securities and loan receivables.

In September 2000, the Company amended its domestic contributory welfare pension plan in accordance with the amendment of the Welfare Pension Insurance Act. A major change was a reduction of future pension benefit payments effective April 2000 and raising the eligibility age for pension benefit payments effective April 2002. The amendment generated an unrecognized prior service gain of ¥5,301 million.

Net periodic benefit costs for the non-contributory plans and the contributory plan of the parent company and certain domestic subsidiaries for 2000, 2001 and 2002 consisted of the following:

	Millions of Yen						Thousands of U.S. Dollars	
	2000		2001		**2002**		**2002**	
	Non-Contributory Plans	Contributory Plan	Non-Contributory Plans	Contributory Plan	Non-Contributory Plans	Contributory Plan	Non-Contributory Plans	Contributory Plan
Service cost	¥3,178	¥1,288	¥2,519	¥1,312	**¥2,657**	**¥1,288**	**$19,977**	**$ 9,684**
Interest cost	2,152	2,649	1,732	2,954	**1,662**	**2,926**	**12,496**	**22,000**
Expected return on assets	(1,328)	(1,508)	(2,091)	(2,450)	**(1,907)**	**(2,245)**	**(14,338)**	**(16,880)**
Amortization of unrecognized net actuarial loss	577	651	171	276	**744**	**1,287**	**5,594**	**9,677**
Amortization of unrecognized net assets at date of application	(163)	(344)	(163)	(344)	**(163)**	**(344)**	**(1,226)**	**(2,586)**
Amortization of unrecognized prior service gain	(9)	–	(535)	–	**(535)**	**(364)**	**(4,022)**	**(2,737)**
Net periodic benefit cost	¥4,407	¥2,736	¥1,633	¥1,748	**¥2,458**	**¥2,548**	**$18,481**	**$19,158**

Total income taxes provided for the years ended March 31, 2000, 2001 and 2002 are as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2000	2001	2002	2002
Provision for income taxes	¥15,216	¥14,320	¥6,722	$50,541
Shareholders' equity—directly charged (credited):				
Minimum pension liability adjustments	5,657	(6,456)	(6,460)	(48,571)
Net unrealized gains on securities	(639)	(3,638)	(1,502)	(11,294)
Total	¥20,234	¥ 4,226	(¥1,240)	($ 9,324)

The significant components of the deferred tax assets and liabilities at March 31, 2001 and 2002 are as follows:

	Millions of Yen				Thousands of U.S. Dollars	
	2001		2002		2002	
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Inventories	¥ 7,398	–	¥ 9,214	–	$ 69,278	–
Marketable equity securities	30	¥2,800	443	¥ 24	3,331	$ 180
Accrued expenses	6,406	–	7,901	–	59,406	–
Tax loss carryforwards	13,278	–	15,184	–	114,165	–
Pension and severance cost	12,951	–	18,589	–	139,767	–
Land	2,052	–	2,347	248	17,647	1,865
Depreciation	1,890	330	958	293	7,203	2,203
Royalty receivable	1,491	–	953	–	7,165	–
Other	15,324	2,421	17,346	3,568	130,421	26,827
Total	60,820	5,551	72,935	4,133	548,383	31,075
Valuation allowance	(17,792)	–	(18,299)	–	(137,586)	–
Total	¥43,028	¥5,551	¥54,636	¥4,133	$410,797	$31,075

The valuation allowance principally relates to deferred tax assets for loss carryforwards of subsidiaries.

During the years ended March 31, 2001 and 2002, the valuation allowances were increased by ¥1,289 million and ¥507 million ($3,812 thousand), respectively.

At March 31, 2002, the Company has tax loss carryforwards which are available to reduce taxable income in subsequent periods. If not utilized, such loss carryforwards expire as follows:

Year ending March 31	Millions of Yen	Thousands of U.S. Dollars
2003	¥ 1,420	$ 10,677
2004	3,472	26,105
2005	2,818	21,188
2006	258	1,940
2007	5,610	42,180
Thereafter	29,202	219,564
Total	¥42,780	$321,654

No provision for income taxes is recognized on undistributed earnings of foreign subsidiaries where the Company considers that such earnings are reinvested or would not, under the present Japanese tax laws, be subject to additional taxation should they be distributed to the parent company. Undistributed earnings of foreign subsidiaries (including related cumulative translation adjustments) at March 31, 2001 and 2002 amounted to approximately ¥111,506 million and ¥133,934 million ($1,007,023 thousand), respectively. It is not practical to estimate the amount of taxes that might be payable on the eventual remittance of such earnings.

The domestic undistributed earnings would not, under the present Japanese tax laws, be subject to additional taxation.

9. Shareholders' equity:

Common Stock and Additional Paid-in Capital—

As permitted by the Commercial Code of Japan (the "Code") prior to April 1, 1991, the parent company had made free share distributions which were accounted for by a transfer from additional paid-in capital to common stock or without any transfers in the capital accounts.

Companies in the United States issuing shares in similar transactions would be required to account for them as stock dividends. Had the distributions been accounted for in the manner adopted by the United States companies, ¥179,076 million ($1,346,436 thousand) would have been transferred from retained earnings to appropriate capital accounts as of March 31, 2002.

Retained Earnings—

Retained earnings consist of legal reserve and unappropriated retained earnings.

The parent company is subject to the Code amendments which became effective from October 1, 2001. Prior to October 1, 2001, the Code required at least 50% of the issue price of new shares, with a minimum of the par value thereof, to be designated as stated capital as determined by resolution of the Board of Directors. Proceeds in excess of amounts designated as stated capital were credited to additional paid-in capital. Effective October 1, 2001, the revised Code eliminated common stock par values resulting in all shares being recorded with no par value.

Prior to October 1, 2001, the Code also provided that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other cash payments which are made as an appropriation of retained earnings applicable to each fiscal period shall be appropriated and set aside as a legal reserve until such reserve equals 25% of stated capital. Effective October 1, 2001, the revised Code allows for such appropriations to be determined based on total additional paid-in capital and legal reserves. The amount of total additional paid-in capital and legal reserve which exceeds 25% of stated capital can be transferred to retained earnings by resolution of the shareholders.

The Code permits companies to transfer a portion of additional paid-in capital and legal reserve to stated capital by resolution of the Board of Directors. The Code also permits companies to transfer a portion of unappropriated retained earnings, available for dividends, to stated capital by resolution of the shareholders.

Prior to October 1, 2001, the Code imposed certain restrictions on the purchase and sale of treasury stock. Effective October 1, 2001, the Code eliminated these restrictions allowing companies to purchase treasury stock by a resolution of the shareholders at the general shareholders' meeting and dispose of such treasury stock by resolution of the Board of Directors on and after April 1, 2002.

The amount available for dividends is based on unappropriated retained earnings as recorded on the books of the parent company. Certain adjustments, not recorded on the parent company's books, are reflected in the financial statements as described in Note 1. At March 31, 2002, retained earnings recorded on the parent company's books of account were ¥143,108 million ($1,076,000 thousand).

The appropriations of retained earnings for the year ended March 31, 2002, which have been incorporated in the accompanying financial statements, will be proposed for approval at the general shareholders' meeting to be held on June 27, 2002, and will be recorded in the parent company's general books of account after shareholders' approval.

10. Stock-based compensation plans

The Company has two types of stock-based compensation plans as incentive plans for directors and selected employees.

Warrant plan—
Upon issuance of detachable warrant bonds by the parent company, a consolidated subsidiary purchased all of the bonds and the Company distributed the warrants at fair value to directors and certain employees of the Company as a part of their remuneration.

Stock option plan—
In accordance with approval of shareholders' meetings on June 29, 2000 and June 28, 2001, the Company granted share subscription rights to employees. The Company recorded the fair value of the stock option as a part of their remuneration.

A summary of information for the Company's stock-based compensation plans is as follows:

			Yen		
Year	Plan	Exercisable Period	Weighted-Average Exercise Price	Weighted-Average Grant Date Share Price	Number of Shares (Thousands)
2000	Warrant	From July 3, 2000 to September 12, 2002	¥2,188	¥1,925	320
2001	Warrant	From July 2, 2001 to September 25, 2003	4,728	4,543	284
2001	Stock option	From July 1, 2002 to June 30, 2005	4,400	4,250	191
2002	Warrant	From July 1, 2002 to August 26, 2004	**3,266**	**2,700**	**413**
2002	Stock option	From July 1, 2003 to June 30, 2006	**3,791**	**3,750**	**191**

			U.S. Dollars	
Year	Plan	Exercisable Period	Weighted-Average Exercise Price	Weighted-Average Grant Date Share Price
2002	Warrant	From July 1, 2002 to August 26, 2004	**$24.56**	**$20.30**
2002	Stock option	From July 1, 2003 to June 30, 2006	**28.50**	**28.20**

Remuneration cost recognized for stock-based compensation plans for the years ended March 31, 2000, 2001 and 2002 were ¥73 million, ¥362 million and ¥346 million ($2,601 thousand), respectively.

The weighted-average fair value per share at the date of grant for the warrants and the stock options granted during the years ended March 31, 2000, 2001 and 2002 were ¥228, ¥762 and ¥573 ($4.31), respectively, and were estimated using the Black-Scholes option-valuation model.

A summary of the status of the Company's warrants and options as of March 31, 2000, 2001 and 2002, and changes during the years is as follows:

	Number of Shares (Thousands)	Weighted-Average Remaining Life (Years)	Weighted-Average Exercise Price per Share	
			Yen	U.S. Dollars
Outstanding at March 31, 1999	269	2.3	¥2,783	
Granted	320		2,188	
Exercised	(15)		2,783	
Outstanding at March 31, 2000	574	1.9	2,452	
Granted	475		4,597	
Exercised	(306)		2,551	
Outstanding at March 31, 2001	743	2.4	3,782	
Granted	**604**		**3,432**	**$25.80**
Exercised	**(170)**		**2,425**	**18.23**
Outstanding at March 31, 2002	**1,177**	**2.5**	**¥3,798**	**$28.56**
Exercisable at March 31, 2001	268		¥2,338	
Exercisable at March 31, 2002	**382**		**¥4,075**	**$30.64**

11. Other comprehensive income:

Change in accumulated other comprehensive income (loss) is as follows:

	Millions of Yen			
	Minimum Pension Liability Adjustments	Net Unrealized Gains on Securities	Cumulative Foreign Currency Translation Adjustments	Total Accumulated Other Comprehensive Income (Loss)
Balance at March 31, 1999	(¥10,616)	¥12,666	(¥26,314)	(¥24,264)
Adjustments for the year	7,824	(919)	(19,083)	(12,178)
Balance at March 31, 2000	(2,792)	11,747	(45,397)	(36,442)
Adjustments for the year	(8,847)	(5,085)	21,723	7,791
Balance at March 31, 2001	(11,639)	6,662	(23,674)	(28,651)
Adjustments for the year	**(8,848)**	**(2,079)**	**14,842**	**3,915**
Balance at March 31, 2002	**(¥20,487)**	**¥ 4,583**	**(¥ 8,832)**	**(¥24,736)**

	Thousands of U.S. Dollars			
	Minimum Pension Liability Adjustments	Net Unrealized Gains on Securities	Cumulative Foreign Currency Translation Adjustments	Total Accumulated Other Comprehensive Income (Loss)
Balance at March 31, 2001	($ 87,511)	$50,090	($178,000)	($215,421)
Adjustments for the year	**(66,527)**	**(15,631)**	**111,594**	**29,436**
Balance at March 31, 2002	**($154,038)**	**$34,459**	**($ 66,406)**	**($185,985)**

14. Financial instruments:

Derivatives—

The Company operates internationally, giving rise to exposure to market risks from changes in foreign exchange rates and interest rates. Derivative financial instruments are utilized by the Company to reduce those risks but are not held or issued for trading purposes.

To hedge certain purchase and sale commitments and anticipated but not yet committed transactions denominated in other than functional currencies, the Company enters into forward exchange contracts and purchases and writes currency options. Written options are entered into only with purchased options.

The notional amounts of forward exchange contracts as of March 31, 2001 and 2002 were ¥19,833 million and ¥3,031 million ($22,789 thousand), respectively. The notional amounts of currency options purchased were ¥1,921 million and ¥1,440 million ($10,827 thousand) as of March 31, 2001 and 2002, respectively. The notional amount of currency options written was ¥1,920 million and ¥1,440 million ($10,827 thousand) as of March 31, 2001 and 2002, respectively.

To change currency and interest rate features of intercompany finance transactions, the Company entered into currency swap contracts with banks. Currency swap contracts effectively changed, in substance, the U.S. dollars floating interest rate intercompany borrowings into Japanese yen fixed interest rate borrowings and euro floating interest rate borrowings. The notional amounts of currency swap contracts as of March 31, 2001 and 2002 were ¥29,209 million and ¥42,882 million ($322,421 thousand), respectively.

Concentration of Credit Risk—

The Company distributes its products to a diverse group of domestic and foreign customers. Trade receivables arising from these sales represent credit risk to the Company. However, due to the large number and diversity of the Company's customer base, concentration of credit risk with respect to trade receivables is limited. The Company performs ongoing credit evaluation of its customers' financial condition and, generally, requires no collateral from its customers.

Derivative financial instruments that the Company holds or issues may expose the Company to credit risks if the counterparties are unable to meet the terms of such contracts.

The Company minimizes credit risk exposure of these derivatives by limiting the counterparties to major international banks and financial institutions as well as avoiding concentration with certain counterparties, and also by making frequent credit reviews of these counterparties. Management does not expect to incur any significant losses as the result of counterparty default.

A summary of the status of the Company's warrants and options as of March 31, 2000, 2001 and 2002, and changes during the years is as follows:

	Number of Shares (Thousands)	Weighted-Average Remaining Life (Years)	Weighted-Average Exercise Price per Share Yen	Weighted-Average Exercise Price per Share U.S. Dollars
Outstanding at March 31, 1999	269	2.3	¥2,783	
Granted	320		2,188	
Exercised	(15)		2,783	
Outstanding at March 31, 2000	574	1.9	2,452	
Granted	475		4,597	
Exercised	(306)		2,551	
Outstanding at March 31, 2001	743	2.4	3,782	
Granted	**604**		**3,432**	**$25.80**
Exercised	**(170)**		**2,425**	**18.23**
Outstanding at March 31, 2002	**1,177**	**2.5**	**¥3,798**	**$28.56**
Exercisable at March 31, 2001	268		¥2,338	
Exercisable at March 31, 2002	**382**		**¥4,075**	**$30.64**

11. Other comprehensive income:

Change in accumulated other comprehensive income (loss) is as follows:

	Millions of Yen			
	Minimum Pension Liability Adjustments	Net Unrealized Gains on Securities	Cumulative Foreign Currency Translation Adjustments	Total Accumulated Other Comprehensive Income (Loss)
Balance at March 31, 1999	(¥10,616)	¥12,666	(¥26,314)	(¥24,264)
Adjustments for the year	7,824	(919)	(19,083)	(12,178)
Balance at March 31, 2000	(2,792)	11,747	(45,397)	(36,442)
Adjustments for the year	(8,847)	(5,085)	21,723	7,791
Balance at March 31, 2001	(11,639)	6,662	(23,674)	(28,651)
Adjustments for the year	**(8,848)**	**(2,079)**	**14,842**	**3,915**
Balance at March 31, 2002	**(¥20,487)**	**¥ 4,583**	**(¥ 8,832)**	**(¥24,736)**

	Thousands of U.S. Dollars			
	Minimum Pension Liability Adjustments	Net Unrealized Gains on Securities	Cumulative Foreign Currency Translation Adjustments	Total Accumulated Other Comprehensive Income (Loss)
Balance at March 31, 2001	($ 87,511)	$50,090	($178,000)	($215,421)
Adjustments for the year	**(66,527)**	**(15,631)**	**111,594**	**29,436**
Balance at March 31, 2002	**($154,038)**	**$34,459**	**($ 66,406)**	**($185,985)**

Tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments are as follows:

	Millions of Yen			
	Before-Tax Amount	Tax (Expense) or Benefit	Minority Interest	Net-of-Tax Amount
2000:				
Minimum pension liability adjustments	¥13,471	(¥ 5,657)	¥ 10	¥ 7,824
Net unrealized gains on securities:				
Unrealized holding gains arising during year	1,194	(500)	(41)	653
Less—Reclassification adjustment for gains realized in net income	(2,711)	1,139	–	(1,572)
Net unrealized losses	(1,517)	639	(41)	(919)
Cumulative foreign currency translation adjustments	(19,561)	–	478	(19,083)
Other comprehensive income (loss)	(¥ 7,607)	(¥ 5,018)	¥447	(¥12,178)
2001:				
Minimum pension liability adjustments	(¥15,375)	¥ 6,456	¥ 72	(¥ 8,847)
Net unrealized gains on securities:				
Unrealized holding losses arising during year	(7,432)	3,121	45	(4,266)
Less—Reclassification adjustment for gains realized in net income	(1,308)	517	(28)	(819)
Net unrealized losses	(8,740)	3,638	17	(5,085)
Cumulative foreign currency translation adjustments	22,353	–	(630)	21,723
Other comprehensive income (loss)	(¥ 1,762)	¥10,094	(¥541)	¥ 7,791
2002:				
Minimum pension liability adjustments	(¥15,380)	¥ 6,460	¥ 72	(¥ 8,848)
Net unrealized gains on securities:				
Unrealized holding losses arising during year	(5,404)	2,270	7	(3,127)
Less—Reclassification adjustment for gains realized in net income	1,828	(768)	(12)	1,048
Net unrealized losses	(3,576)	1,502	(5)	(2,079)
Cumulative foreign currency translation adjustments	15,338	–	(496)	14,842
Other comprehensive income (loss)	(¥ 3,618)	¥ 7,962	(¥429)	¥ 3,915

	Thousands of U.S. Dollars			
	Before-Tax Amount	Tax (Expense) or Benefit	Minority Interest	Net-of-Tax Amount
2002:				
Minimum pension liability adjustments	($115,639)	$48,571	$ 541	($ 66,527)
Net unrealized gains on securities:				
Unrealized holding losses arising during year	(40,631)	17,068	52	(23,511)
Less—Reclassification adjustment for gains realized in net income	13,744	(5,774)	(90)	7,880
Net unrealized losses	(26,887)	11,294	(38)	(15,631)
Cumulative foreign currency translation adjustments	115,323	–	(3,729)	111,594
Other comprehensive income (loss)	($ 27,203)	$59,865	($3,226)	$ 29,436

12. Supplemental information:

Supplemental information for the years ended March 31, 2000, 2001 and 2002 is as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2000	2001	**2002**	**2002**
Research and development expenses charged to cost and expenses	¥33,265	¥37,105	**¥39,050**	**$293,609**
Advertising costs charged to expense as incurred	10,682	10,434	**13,117**	**98,624**

Other—net as shown in other income (expenses) for the years ended March 31, 2000, 2001 and 2002 consisted of the following:

	Millions of Yen			Thousands of U.S. Dollars
	2000	2001	**2002**	**2002**
Gains (losses) on sale and write-down of investments and securities	¥4,151	¥ 254	**(¥2,287)**	**($17,195)**
Losses on sale and impairment of fixed assets	(4,741)	(914)	**(3,340)**	**(25,113)**
Other	(947)	1,607	**(202)**	**(1,519)**
Total	(¥1,537)	¥ 947	**(¥5,829)**	**($43,827)**

13. Leased assets:

The Company leases certain land, machinery and equipment, office space, warehouses, computer equipment and employees' residential facilities primarily under operating leases.

Rental expenses under operating leases for the years ended March 31, 2000, 2001 and 2002 aggregated ¥8,765 million, ¥5,962 million and ¥6,777 million ($50,955 thousand), respectively. Such rentals relate principally to cancelable leases which are renewable upon expiration.

The net minimum rental payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year at March 31, 2002 are as follows:

Year ending March 31	Millions of Yen	Thousands of U.S. Dollars
2003	¥3,537	$26,594
2004	2,070	15,564
2005	1,515	11,391
2006	1,018	7,654
2007	538	4,045
Thereafter	989	7,436
Total minimum future rentals	¥9,667	$72,684

14. Financial instruments:

Derivatives—

The Company operates internationally, giving rise to exposure to market risks from changes in foreign exchange rates and interest rates. Derivative financial instruments are utilized by the Company to reduce those risks but are not held or issued for trading purposes.

To hedge certain purchase and sale commitments and anticipated but not yet committed transactions denominated in other than functional currencies, the Company enters into forward exchange contracts and purchases and writes currency options. Written options are entered into only with purchased options.

The notional amounts of forward exchange contracts as of March 31, 2001 and 2002 were ¥19,833 million and ¥3,031 million ($22,789 thousand), respectively. The notional amounts of currency options purchased were ¥1,921 million and ¥1,440 million ($10,827 thousand) as of March 31, 2001 and 2002, respectively. The notional amount of currency options written was ¥1,920 million and ¥1,440 million ($10,827 thousand) as of March 31, 2001 and 2002, respectively.

To change currency and interest rate features of intercompany finance transactions, the Company entered into currency swap contracts with banks. Currency swap contracts effectively changed, in substance, the U.S. dollars floating interest rate intercompany borrowings into Japanese yen fixed interest rate borrowings and euro floating interest rate borrowings. The notional amounts of currency swap contracts as of March 31, 2001 and 2002 were ¥29,209 million and ¥42,882 million ($322,421 thousand), respectively.

Concentration of Credit Risk—

The Company distributes its products to a diverse group of domestic and foreign customers. Trade receivables arising from these sales represent credit risk to the Company. However, due to the large number and diversity of the Company's customer base, concentration of credit risk with respect to trade receivables is limited. The Company performs ongoing credit evaluation of its customers' financial condition and, generally, requires no collateral from its customers.

Derivative financial instruments that the Company holds or issues may expose the Company to credit risks if the counterparties are unable to meet the terms of such contracts.

The Company minimizes credit risk exposure of these derivatives by limiting the counterparties to major international banks and financial institutions as well as avoiding concentration with certain counterparties, and also by making frequent credit reviews of these counterparties. Management does not expect to incur any significant losses as the result of counterparty default.

15. Fair value of financial instruments:

The following table presents the carrying amounts and fair values of the Company's financial instruments at March 31, 2001 and 2002:

	Millions of Yen				Thousands of U.S. Dollars	
	2001		2002		2002	
	Assets (liabilities)		Assets (liabilities)		Assets (liabilities)	
	Carrying Amounts	Fair Value	Carrying Amounts	Fair Value	Carrying Amounts	Fair Value
Assets:						
Available-for-sale securities	¥25,337	¥25,337	**¥21,815**	**¥21,815**	**$164,022**	**$164,022**
Long-term receivables	76	76	**374**	**365**	**2,812**	**2,744**
Other financial instruments						
Forward exchange contracts	10	10				
Currency swap	2,069	2,040	**1,846**	**1,846**	**13,880**	**13,880**
Currency option	67	67	**2**	**2**	**15**	**15**
Liabilities:						
Long-term debt, including current maturity	(46,300)		**(38,228)**		**(287,429)**	
Less—Capital lease obligations	665		**62**		**466**	
Long-term debt—net	(45,635)	(47,235)	**(38,166)**	**(38,963)**	**(286,963)**	**(292,955)**
Other financial instruments:						
Forward exchange contracts	(747)	(747)	**(33)**	**(33)**	**(248)**	**(248)**
Currency option	(60)	(60)	**(10)**	**(10)**	**(75)**	**(75)**

Estimation of Fair Values—

The following notes summarize the major methods and assumptions used in estimating the fair values of financial instruments.

Short-term financial instruments are valued at their carrying amounts included in the consolidated balance sheets, which are reasonable estimates of fair value due to the relatively short period to maturity of the instruments. This approach is applied to cash and cash equivalents, trade receivables, short-term borrowings and trade payables.

The carrying amounts and the fair values of available-for-sale securities are disclosed in Note 3.

Sundry investments included equity interests in non-public companies, amounting to ¥3,764 million and ¥2,591 million ($19,481 thousand) at March 31, 2001 and 2002, respectively, and memberships amounting to ¥1,023 million and ¥612 million ($4,602 thousand) at March 31, 2001 and 2002, respectively. The corresponding fair values at those dates were not computed as such estimation is not practicable.

The fair values of long-term receivables were estimated by discounting estimated future cash flows using current interest rates.

The fair values of the Company's long-term debt were estimated using a discounted cash flow analysis based on incremental borrowing rates for similar types of borrowing arrangements.

The fair values of forward exchange contracts were estimated based on the quoted market rates of similar contracts. The currency swap and the interest rate swap were valued at replacement cost. The fair values of foreign currency options were measured using valuation models.

16. Basic and diluted earnings per share:

A reconciliation of the numerators and denominators of basic and diluted net income per share computation for the years ended March 31, 2000, 2001 and 2002 is as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2000	2001	2002	2002
Net income available to common shareholders	¥13,075	¥18,298	¥8,047	$60,504
	Number of Shares (Thousands)			
Weighted average common shares outstanding	179,574	179,813	180,032	
Effect of dilutive warrants	32	103	32	
Diluted common shares outstanding	179,606	179,916	180,064	
	Yen			U.S. Dollars
Net income per share				
Basic	¥72.81	¥101.76	¥44.70	$0.34
Diluted	72.80	101.70	44.69	0.34

The stock options were not included in the computation of diluted earnings per share because to do so would have been antidilutive for the periods presented.

17. Commitments and contingent liabilities:

Commitments outstanding at March 31, 2002 for the purchase of property, plant and equipment and advertisement payments approximated ¥2,887 million ($21,707 thousand).

Contingent liabilities at March 31, 2002 principally for loans guaranteed in the ordinary course of business amounted to ¥3,101 million ($23,316 thousand).

During the year ended March 31, 2001, the Company received a notice of proposed assessment from the German tax authorities for approximately DM41 million (¥2,434 million translated at the current foreign exchange rate at March 31, 2002) relating to a tax position taken in prior years concerning intercompany purchase prices. The Company officially challenged the proposed assessment by arbitration procedures. There was no progress during the year ended March 31, 2002. In the opinion of management, it is not possible at this time to determine the ultimate resolution of this matter.

18. Gain on sale of interest in subsidiary:

In March 2000, the Company sold a portion of its holdings in its wholly owned subsidiary, Tohoku Pioneer Corporation through an initial public offering reducing the Company's ownership to 67.0%. Tohoku Pioneer Corporation engages in the development, manufacture and sale of electronics products.

4,000 thousand shares were newly issued at ¥4,252 per share and 2,600 thousand shares were sold by the Company. The net cash proceeds from issuance of stock and sale of stock were ¥17,008 million and ¥11,772 million, respectively.

Gain on issuance of stock was ¥7,136 million and gain on sale of existing stock was ¥5,355 million.

19. Remuneration of directors and officers:

The aggregate remuneration (including bonuses and stock-based compensation [See Note 10]) charged to income by the parent company for directors and officers for the years ended March 31, 2000, 2001 and 2002 totaled ¥733 million, ¥811 million and ¥876 million ($6,586 thousand), respectively.

20. Subsequent events:

On April 25, 2002, Tohoku Pioneer Corporation announced the implementation of a voluntary early retirement plan subsequent to the approval by its board of directors. Tohoku Pioneer Corporation assumes that retirement date is to be June 30, 2002 and a special retirement allowance is to be ¥1,200 million ($9,023 thousand).

Independent Auditors' Report

Tohmatsu & Co.
MS Shibaura Building
13-23, Shibaura 4-chome
Minato-ku, Tokyo 108-8530, Japan

Tel: +81-3-3457-7321
Fax: +81-3-3457-1694
www.tohmatsu.co.jp

Deloitte Touche Tohmatsu

To the Board of Directors and Shareholders of Pioneer Corporation:

We have audited the accompanying consolidated balance sheets of Pioneer Corporation and subsidiaries as of March 31, 2001 and 2002, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2002 (all expressed in Japanese yen). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying consolidated financial statements do not present segment information concerning the Company's operations which, in our opinion, is required for a complete presentation of the Company's consolidated financial statements in accordance with accounting principles generally accepted in the United States of America.

In our opinion, except for the omission of segment information disclosures, such consolidated financial statements present fairly, in all material respects, the financial position of Pioneer Corporation and subsidiaries as of March 31, 2001 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

May 2, 2002

GENERAL INFORMATION ON SHARES

SHARES OF COMMON STOCK

(Tokyo Stock Exchange since 1961, Osaka Securities Exchange since 1968)

Transfer Agent
UFJ Trust Bank Limited
4-3, Marunouchi 1-chome, Chiyoda-ku,
Tokyo 100-0005, Japan

Its Liaison Offices in Japan
All offices in Japan of UFJ Trust Bank Limited,
and The Nomura Securities Co., Ltd.

CURAÇAO DEPOSITARY RECEIPTS

(Euronext Amsterdam since 1969)

Depositary
Caribbean Depositary Company N.V.
Berg Arrarat 1, Willemstad, Curaçao,
Netherlands Antilles

Paying Agent and Agent of Depositary
Fortis Bank (Nederland) N.V.
Rokin 55, Postbus 243, 1000 AE Amsterdam,
The Netherlands

Custodian
The Bank of Tokyo-Mitsubishi, Ltd.
3-2, Nihombashi Hongoku-cho 1-chome, Chuo-ku,
Tokyo 103-0021, Japan

AMERICAN DEPOSITARY RECEIPTS

(New York Stock Exchange since 1976; symbol is PIO)

PIO
LISTED
NYSE.

Depositary and Registrar
Citibank, N.A., ADR Department
111 Wall Street, 20th Floor, Zone 7
New York, New York 10005, U.S.A.
Phone: (877) 248-4237 (toll-free)
Fax: (201) 324-3284
E-mail: citibank@em.fcnbd.com
Website: http://www.citibank.com/adr

Custodian
The Bank of Tokyo-Mitsubishi, Ltd.
3-2, Nihombashi Hongoku-cho 1-chome, Chuo-ku,
Tokyo 103-0021, Japan

Pioneer Corporation American Depositary Shares (ADSs) have been included in Citibank's International Direct Investment Program. This Program provides existing holders and first-time purchasers of ADSs the opportunity to make purchases, reinvest dividends, deposit certificates for safekeeping and sell ADSs.

To obtain further information about the Program, please call Citibank, N.A., the administrator and sponsor of the International Direct Investment Program at (877) 248-4237 (toll-free) or write directly to:
Citibank Shareholder Services;
P.O. Box 2502
Jersey City, New Jersey 07303-2502, U.S.A.

In addition to the above Investment Program, Pioneer has introduced an "Online Stock Purchase Service" available directly through "How to Buy Pioneer ADRs" on Pioneer's website (http://www.pioneer.co.jp/corp/ir/index-e.html). Through a partnership with BUYandHOLD Securities Corporation, investors can click from Pioneer's website to BUYandHOLD and purchase ADSs.

To obtain further information about this service, please access BUYandHOLD's website:
http://www.buyandhold.com/bh/en/vdspp/pioneer/splash.html

For further information, please contact:

Pioneer Corporation
4-1, Meguro 1-chome, Meguro-ku,
Tokyo 153-8654, Japan

Shareholder Relations Group
Phone: (03) 3495-4926
Fax: (03) 3495-4431
E-mail: pioneer_shr@post.pioneer.co.jp

Investor Relations Department
Phone: (03) 3495-6774
Fax: (03) 3495-4301
E-mail: pioneer_ir@post.pioneer.co.jp

Pioneer North America, Inc.
Legal and Shareholder Relations Department
2265 East 220th Street,
Long Beach, California 90810, U.S.A.
Phone: (310) 952-2210
Fax: (310) 952-2199

Investor Relations
Ten Bank Street, Suite 1060,
White Plains, New York 10606, U.S.A.
Phone: (914) 259-0006 Ext: 333
Fax: (914) 259-0010
E-mail: investor_relations@pioneer-usa.com

Pioneer Europe NV
Corporate Planning Division
Haven 1087, Keetberglaan 1,
9120 Melsele, Belgium
Phone: (03) 570 05 11
Fax: (03) 570 08 86

Investor Relations
Pioneer House, Hollybush Hill,
Stoke Poges, Slough SL2 4QP, U.K.
Phone: (0) 1753 789889
Fax: (0) 1753 664010
E-mail: investor_relations@mmd.pioneer.be

Note: Form 20-F annual report filed with the United States Securities and Exchange Commission is available at:
http://www.pioneer.co.jp/corp/ir/finance/edgar_e.html

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Statements made in this report with respect to our current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about our future performance. These statements are based on management's assumptions and beliefs in light of the information currently available to it. We caution that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on the belief that it is our obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We disclaim any such obligation. Risks and uncertainties that might affect us include, but are not limited to, (i) general economic conditions in our markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, euro, and other currencies in which we make significant sales or in which our assets and liabilities are denominated; (iii) our ability to continue to design and develop and win acceptance of our products and services, which are offered in highly competitive markets characterized by continual new product introductions, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to implement successfully our business strategies; (v) our ability to compete and develop and implement successful sales and distribution strategies in light of technological developments in and affecting our businesses; (vi) our continued ability to devote sufficient resources to research and development, and capital expenditure; (vii) our ability to continuously enhance the brand image; (viii) the success of our joint ventures and alliances; and (ix) the outcome of contingencies.

PIONEER CORPORATION

http://www.pioneer.co.jp

PRINTED WITH SOY INK
Printed in Japan with soy ink
on recycled paper

7. The amount to be accounted for as stated capital in respect of shares to be issued upon exercise of share acquisition rights:
   The amount to be accounted for as stated capital shall be the amount obtained by multiplying such Exercise Price by 0.5, and any fraction less than one yen resulting from such calculation shall be rounded upward to the nearest yen.

8. Persons to whom share acquisition rights shall be allocated:
   Directors and employees of the Company and its subsidiaries (total: 418)

Notes: 1. Date of meeting of board of directors to propose an agenda asking for authorization to issue share acquisition rights to the ordinary general meeting of shareholders:
   April 26, 2002

2. Date of ordinary general meeting of shareholders:
   June 27, 2002

3. Period during which share acquisition rights may be exercised:
   From and including July 1, 2004, to and including June 29, 2007

# # # # # #

For further information, please contact:
Katsuhiro Abe, Executive Vice President
Pioneer Corporation, Tokyo
Phone: (03) 3494-1111 / Fax: (03) 3495-4431
E-mail: pioneer_shr@post.pioneer.co.jp
Website: http://www.pioneer.co.jp/

Pioneer sound.vision.soul

PIONEER CORPORATION
4-1, MEGURO, 1-CHOME, MEGURO-KU
TOKYO 153-8654, JAPAN

News Release

For Immediate Release
June 27, 2002

Pioneer to Issue Share Acquisition Rights for the Purpose of Granting Stock Options

TOKYO — Pioneer Corporation has announced that it resolved, at the meeting of its board of directors held on June 27, 2002, to issue share acquisition rights for the purpose of granting stock options to directors and employees of the Company and its subsidiaries, pursuant to the provisions of Articles 280-20 and 280-21 of the Commercial Code of Japan, and to the approval at the Company's ordinary general meeting of shareholders held on June 27, 2002.

The terms of the issue are as follows:

Description

1. Expected date of issue:
   July 8, 2002
2. Aggregate number of share acquisition rights:
   5,638
3. Issue price of share acquisition rights:
   No consideration shall be paid.
4. Class and number of shares to be issued (or transferred from the Company's own shares held by the Company in lieu thereof; hereinafter the same shall apply) upon exercise of share acquisition rights:
   563,800 shares of common stock of the Company
   The number of shares to be issued upon exercise of each share acquisition right is 100.
5. Amount to be paid in for exercise of share acquisition rights:
   The amount to be paid in per share upon exercise of share acquisition rights (hereinafter referred to as the "Exercise Price") shall be the amount obtained by multiplying the higher of either (i) the average of closing prices (including quotations; hereinafter the same shall apply) in the regular tradings of the shares of common stock of the Company on the Tokyo Stock Exchange for 30 consecutive trading days (excluding any trading day on which the closing price does not exist) commencing on the day 45 trading days prior to July 8, 2002, or (ii) such closing price on July 8, 2002, (if the closing price does not exist on such date, the closing price of the day immediately preceding such date), by 1.05. Any fraction less than one (1) yen resulting from this calculation shall be rounded up to the nearest one (1) yen.
6. Issue of certificates for share acquisition rights:
   Certificates for share acquisition rights shall be issued only upon request of the holders of share acquisition rights.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PIONEER CORPORATION
(Registrant)

Date June 27, 2002

By:

Kaneo Ito
President and Representative Director